Exhibit 99.1

EXECUTION VERSION

TRANSACTION AGREEMENT

by and among

GRUPO MODELO, S.A.B. DE C.V.,

DIBLO, S.A. DE C.V.,

ANHEUSER-BUSCH INBEV SA/NV,

ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.,

and

ANHEUSER-BUSCH MÉXICO HOLDING, S. DE R.L. DE C.V.

Dated as of June 28, 2012

i

ii

	ARTICLE 7

	COVENANTS OF THE PARTIES

Section 7.01	Certain Filings	45
Section 7.02	Efforts and Actions to Cause Merger and Offer to Occur	45
Section 7.03	Financing	51
Section 7.04	Public Announcements	52
Section 7.05	Integration Preparation	52
Section 7.06	Translation	52

	ARTICLE 8

	CONDITIONS TO THE MERGER

Section 8.01	Conditions to the Merger	53

	ARTICLE 9

	CONDITIONS TO THE OFFER

Section 9.01	Conditions to Commence the Offer	55

	ARTICLE 10

	TERMINATION

Section 10.01	Termination	55
Section 10.02	Effect of Termination	56
Section 10.03	Non-Survival of Representations, Warranties and Agreements	58
Section 10.04	Termination Fee	57
Section 10.05	Limitation on Claims and Damages	60
Section 10.06	Certain Expenses	60

	ARTICLE 11

	MISCELLANEOUS

Section 11.01	Notices	60
Section 11.02	Amendments; No Waivers	62
Section 11.03	Expenses	62
Section 11.04	Successors and Assigns	62
Section 11.05	Governing Law	62
Section 11.06	Jurisdiction; Agent for Service of Process	62
Section 11.07	Waiver of Jury Trial	63
Section 11.08	Counterparts; Effectiveness	63
Section 11.09	Benefit	63
Section 11.10	Entire Agreement	63
Section 11.11	Severability	63
Section 11.12	Specific Performance	64

Annex A – Required Merger Approvals

iii

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT, dated as of June 28, 2012 (this “Agreement”), is entered into by and among (i) GRUPO MODELO, S.A.B. DE C.V., a publicly traded Mexican variable stock corporation (the “Company”), (ii) DIBLO, S.A. DE C.V., a Mexican variable stock corporation (“Diblo”), (iii) ANHEUSER-BUSCH INBEV SA/NV, a public company organized under the laws of Belgium (“ABI”), (iv) ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC., a Delaware corporation (“ABI Holdings”), and (v) ANHEUSER-BUSCH MÉXICO HOLDING, S. DE R.L. DE C.V., a Mexican corporation (“ABI Sub”).

RECITALS

WHEREAS, the respective boards of directors of the Company, ABI, ABI Holdings and ABI Sub and the audit committee and corporate practices committee of the board of directors of the Company have each determined that it is in the best interests of their respective corporations and shareholders that ABI, through its wholly-owned subsidiary, the Offeror, acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective boards of directors of the Company, ABI, ABI Holdings and ABI Sub and the audit committee and corporate practices committee of the board of directors of the Company have each determined that it is in the best interests of their respective corporations and shareholders that Diblo merge with and into the Company on the terms and subject to the conditions set forth in this Agreement and the Merger Agreement;

WHEREAS, the respective boards of directors of the Company, ABI, ABI Holdings and ABI Sub and the audit committee and corporate practices committee of the board of directors of the Company have each approved this Agreement, and the board of directors of ABI, as sole shareholder of ABI Sub and sole indirect shareholder of ABI Holdings, has approved this Agreement, each in accordance and in compliance with all applicable Laws;

WHEREAS, the respective boards of directors of ABI, ABI Holdings and ABI Sub each has approved, and the board of directors of ABI, as sole indirect shareholder of the Offeror, has approved, the Offer, and each has agreed that the Offeror shall commence a public tender offer in Mexico to purchase all of the shares of capital stock of the Company which are not already owned directly or indirectly by ABI upon the terms and subject to the conditions and limitations set forth herein and in accordance and compliance with all applicable Laws;

WHEREAS, following the execution and delivery of this Agreement, the Company and Diblo shall submit to their shareholders the approval of the Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Diblo, ABI, ABI Holdings and ABI Sub have entered into a separate agreement containing certain covenants and agreements between the parties thereto (the “Continuing Covenants Letter Agreement”);

WHEREAS, the Company and ABI, among others, have entered into a separate covenant agreement (each, a “Covenant Agreement”) with certain of the holders of Company Series A Shares;

WHEREAS, the Company and ABI each acknowledge that the parties are entering into this Agreement in reliance upon the current bylaws of the Company continuing in full force and effect and being validly amended as set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, ABI, DIRECCIÓN DE FÁBRICAS, S.A. DE C.V., a Mexican variable stock corporation (“DIFA”), and the shareholders of DIFA are entering into a merger agreement (the “DIFA Merger Agreement”), pursuant to which, upon the terms and subject to the conditions contained therein and Section 2.03 hereof, DIFA will be merged with and into the Company simultaneously with the merger of Diblo with and into the Company;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby, adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger, the Offer and the other transactions contemplated hereby, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements and subject to the conditions herein contained and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions. The following terms, as used herein, have the following meanings:

“1933 Act” means the U.S. Securities Act of 1933.

“1934 Act” means the U.S. Securities Exchange Act of 1934.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and the DIFA Merger Agreement, any bona fide proposal or offer made by any Person or group of Persons for or with respect to (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company or any Subsidiary of the Company, (ii) the direct or indirect acquisition in a single transaction or series of related transactions by any Person of all or substantially all of the assets of the Company or any Subsidiary of the Company, (iii) the direct or indirect acquisition in a single transaction or series of related transactions by any Person of ten percent (10%) or more of the outstanding shares of capital stock of the Company or the direct or indirect acquisition in a single transaction or series of related transactions by any Person of assets of the Company or any Subsidiary of the Company (including capital stock) that represent ten percent (10%) or more of the assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, or (iv) any tender offer or exchange offer that if consummated would result in any Person beneficially owning ten percent (10%) or more of the capital stock of the Company or any Subsidiary of the Company then outstanding. For purposes of clauses (i), (ii) and (iv) of this definition, “Subsidiary of the Company” shall refer only to any Subsidiary of the Company which holds assets or has revenues or net income, in each case representing ten percent (10%) or more of the assets, revenues or net income of the Company and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person, including all Subsidiaries of such first Person. Notwithstanding the foregoing, for purposes of this Agreement, (a) none of the Company or any of its Affiliates (excluding ABI and its Affiliates) shall be deemed to be “Affiliates” of ABI or any of its Affiliates (excluding the Company and its Affiliates), (b) none of ABI or any of its Affiliates (excluding the Company and its Affiliates) shall be deemed to be “Affiliates” of the Company or any of its Affiliates (excluding ABI and its Affiliates) and (c) none of the Joint Ventures, DIFA or any of their respective controlled Affiliates shall be deemed to be “Affiliates” of the Company, Diblo, ABI or any of their respective Affiliates (excluding the Joint Ventures, DIFA and their respective controlled Affiliates).

“ABI Material Adverse Effect” means any change, effect or circumstance that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

“Antitrust Laws” means the HSR Act, the Clayton Act of 1914, the Sherman Antitrust Act of 1890, the Federal Trade Commission Act, the Federal Economic Competition Law (Ley Federal de Competencia Económica) of Mexico and any other United States, Mexican, Belgian or other foreign, supranational, federal or state Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including any applicable merger control rules.

“BMV” or “Mexican Stock Exchange” means the Bolsa Mexicana de Valores, S.A.B. de C.V.

“Business Day” means a day other than Saturday, Sunday or a day on which commercial banks in New York, New York, Mexico City, Mexico or Brussels, Belgium are required by law to close.

“Charter Documents” of any Person means the articles of incorporation, bylaws, partnership agreement, limited liability company agreement, trust agreement or other constitutive documents, as applicable, of such Person.

“CNBV” means the Comisión Nacional Bancaria y de Valores of Mexico.

“Company Benefit Plans” means any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, severance, termination or change in control plan, program or arrangement providing compensation and benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries.

“Company Disclosure Schedule” means the disclosure schedule of the Company and Diblo delivered to ABI, ABI Holdings and ABI Sub immediately prior to the execution of this Agreement.

“Company Material Adverse Effect” means a Material Adverse Effect on the Company and its Subsidiaries, as a whole.

“Company Series A Shares” means the shares of Series A voting capital stock, no par value per share, of the Company.

“Company Series B Shares” means the shares of Series B voting capital stock, no par value per share, of the Company.

“Company Series C Non-Voting Shares” means the shares of Series C non-voting capital stock, no par value per share, of the Company.

“Company Series C Shares” means the shares of Series C voting capital stock, no par value per share, of the Company that shall exist following the Share Restructuring, (i) into which the Company Series C Non-Voting Shares will be redenominated and for which the Company Series A Shares will be exchanged, in each case pursuant to the Share Restructuring, (ii) for which the portion of the capital stock of Diblo owned by ABI Holdings will be exchanged as of the Effective Time and (iii) for which the shares of capital stock of DIFA not owned by Diblo will be exchanged as of the effectiveness of the DIFA Merger.

“Company Shares” means, from time to time, all outstanding shares of capital stock of the Company not owned directly or indirectly by ABI.

“Company Stock Purchase Plan” means the Plan de Compra de Acciones para Ejecutivos de Modelo as applied in accordance with the Política de Designación y Retribución Integral a Directivos Relevantes that was approved by the board of directors of the Company prior to the date of this Agreement.

“Confidentiality Agreement” means the letter agreement, dated as of March 20, 2012, as amended from time to time, by and between ABI and the Company.

“Contract” means any agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, whether oral, executed in writing, or otherwise.

“Crown Agreements” means the Importer Agreement, dated as of January 2, 2007, by and between EXT and Crown JV, and any other agreements between or among the Company, EXT, Crown JV or any of their Affiliates.

“Crown JV” means Crown Imports LLC.

“EXT” means Extrade II, S.A. de C.V.

“EXT Agreement” means the letter agreement, dated as of the date hereof (and without giving effect to any amendments after the date hereof), by and among Carlos Fernández González, Juan Sánchez Navarro Redo and the Company.

“General Issuers Rules” means the General Rules Applicable to Securities Issuers and to Other Participants of the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores) issued by the CNBV, as amended.

“Gondi Supply Agreement” means the supply agreement, dated as of the date hereof (and without giving effect to any amendments after the date hereof), by and among GONDI, S.A. de C.V., the Company and certain Subsidiaries of the Company.

“Governmental Authority” means any branch of power of any state, whether legislative, executive, administrative or judicial, or any governmental, administrative or regulatory body, agency, bureau, official or authority, any court, tribunal or arbitrator and any governmental or financial industry self-regulatory organization, in each case, whether Mexican, United States, Belgian, national, supranational (including the European Union) or other.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board from time to time.

“Indeval” means S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., the central securities depository for the Mexican Stock Exchange.

“Investment Agreement” means the investment agreement, dated June 16, 1993, as amended, by and among Anheuser-Busch Companies, LLC (formerly Anheuser-Busch Companies, Inc.), a Delaware limited liability company, Anheuser-Busch International, Inc., a Delaware corporation, ABI Holdings, the Company, Diblo and certain other parties thereto.

“Joint Ventures” means Modelo Molson Imports LP, Modelo Molson Imports Ltd, International CO2 Extraction LLC, Integrow Malt LLC, Manantiales la Asunción, S.A.P.I. de C.V., Crown JV or any of their respective Subsidiaries.

“knowledge” means actual knowledge after reasonable due inquiry of a Person and, with respect to any Person that is not an individual, actual knowledge after reasonable due inquiry of such Person’s executive officers.

“Law” means any United States, Mexican, Belgian or other domestic or foreign, federal, state, local or municipal statute, law, ordinance, rule, administrative code, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree, promulgated policy, decision or other requirement of any Governmental Authority.

“LIBOR” means the display rate per annum of the offered quotation for deposits in dollars for a period of three (3) months which appears on the appropriate page of the Reuters Screen (or such other page as the parties may agree) at or about 11.00 a.m. London time on the date on which payment of the applicable sum under this Agreement was due but not paid.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, or encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“LMV” means Mexico’s Securities Market Law (Ley del Mercado de Valores).

“Material Adverse Effect” means, with respect to any party, any change, effect or circumstance that is materially adverse to the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, in each case, other than and without taking into account any change, effect, development or circumstance relating to or resulting from (i) changes in general political or economic conditions; (ii) changes in general financial or securities markets conditions (including changes in exchange rates, commodities markets, exchange controls, monetary policy and inflation); (iii) any event, circumstance, change or effect that affects the industry or industries in which such party operates generally; (iv) any changes in Laws or interpretations thereof applicable to or affecting the party or its Subsidiaries or any of their respective properties or assets; (v) any changes in IFRS, Mexican GAAP or other accounting principles or requirements; (vi) any outbreak or escalation of hostilities or war or any act of terrorism, or any natural disaster or other calamity; (vii) the announcement or the existence of this Agreement and the transactions contemplated hereby, including any related or resulting loss of or change in relationship with any customer, supplier, distributor or other business partner, or departure of any employee or officer, or any litigation or other proceeding; (viii) any decline in the market price, or change in trading volume, of the capital stock of such party; (ix) any failure to meet any internal or public projections, forecasts or estimates of earnings or revenue (provided, however, that, in the case of this clause (ix), the underlying cause for such failure may be considered in determining whether there may be a Material Adverse Effect); or (x) compliance with the terms of, or the taking of any action permitted, contemplated or required by, or the not-taking of any action prohibited by, this Agreement, or the taking or not-taking of any such action with the prior written consent of the other parties hereto.

“Material Contract” means, as to any party, any Contract that is material to the business (as currently conducted), assets, results of operations or financial condition of such party and its Subsidiaries, taken as a whole.

“Mexican GAAP” means the generally accepted accounting principles of Mexico, including the Financial Information Rules (Normas de Información Financiera) issued by the Consejo Mexicano de Normas de Información Financiera, A.C.

“Mexican Securities Laws” means the collective reference to the LMV, the General Issuers Rules and any regulations issued under the LMV.

“Mexican Income Tax Law” means the Ley del Impuesto Sobre la Renta currently in force in Mexico.

“Mexico” means the United Mexican States.

“Miscellaneous Tax Resolutions for 2012” means the Resolución Miscelánea Fiscal para 2012 published in the Mexican Official Gazette (Diario Oficial de la Federación) on December 28, 2011.

“Order” means any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Authority.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Pesos” or “Ps$” means the lawful currency of Mexico.

“Previously-Approved Information” means any information (a) discussed or reviewed at, or specifically reflected in any resolution adopted at, any duly called meeting of the board of directors of the Company or any committee of the board of directors of the Company at which any director appointed by ABI or its Affiliates was present, or specifically reflected in any written consent signed by any director of the Company appointed by ABI or its Affiliates, in each case to the extent reflected in the minutes of such meeting or written consent, (b) delivered to members of the board of directors of the Company or any committee of the board of directors of the Company appointed by ABI or its Affiliates (other than independent directors) in their capacity as directors or members of such committee of the board of directors of the Company, or (c) delivered to ABI or its Affiliates pursuant to the terms of or in accordance with the Investment Agreement, but, in the case of (a), (b) and (c), only to the extent such information was discussed, reviewed, delivered or otherwise disseminated in writing prior to the date of this Agreement.

“Representatives” of any party means such party’s directors, officers, partners, investment bankers, advisors, Affiliates, employees, agents, representatives, financial advisors, consultants, accountants and attorneys and, in the case of ABI, financing sources.

“Required Approvals” means those items listed on Annex A hereto.

“RNV” means the National Securities Registry (Registro Nacional de Valores) maintained by the CNBV.

“SEC” means the U.S. Securities and Exchange Commission.

“SHCP” means the Mexican Secretaría de Hacienda y Crédito Público and any subdivision thereof.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company, trust, estate or other Person of which (or in which), directly or indirectly, more than fifty percent (50%) of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (b) the interest in the capital or profits of such partnership, joint venture or limited liability company or other Person or (c) the beneficial interest in such trust or estate is at the time owned by such first Person, or by such first Person and one (1) or more of its other Subsidiaries or by one (1) or more of such Person’s other Subsidiaries; provided, however, that (i) none of the Joint Ventures, DIFA or any of their respective Subsidiaries shall be deemed to be a “Subsidiary” of the Company, Diblo, ABI or any of their respective Subsidiaries (excluding the Joint Ventures, DIFA and their respective Subsidiaries) and (ii) none of the Company or any of its Subsidiaries shall be deemed to be a “Subsidiary” of ABI or any of its Subsidiaries (excluding the Company and its Subsidiaries).

“U.S.” or “United States” means the United States of America.

Section 1.02 Term Section.

ABI	1
ABI Holdings	1
ABI Sub	1
ABI Subscription	24
ABI Subscription Closing	24
ABI Subscription Closing Date	24
Agreement	1
Amended Crown Agreements	50
Antitrust Damages	57
ARC	1
Canadian Competition Act	1
Closing Date	16
CNIE	18
Code	2
Código Fiscal de la Federación	31
Commissioner	1
Company	1
Company Disclosure Documents	29

Company Employees	41
Company Performance Shares	26
Consents	44
Constellation	40
Continuing Covenants Letter Agreement	2
Covenant Agreement	2
Crown Agreements	48
Crown JV	48
Crown JV Agreement	36
Cuenta de Utilidad Fiscal Neta	32
Cuenta de Utilidad Fiscal Neta Reinvertida	32
Diblo	1
Diblo Series A-I Shares	26
Diblo Series A-II Shares	26
Diblo Series B-II Shares	26
DIFA	2
DIFA Merger	11
DIFA Merger Agreement	2
DIFA Shares	27
Effective Time	18
Exchange Agent	21
Excluded Effects	48
Expiration Date	18
Filings	44
Financing	51
Holders	57
Importer Agreement	48
Impuesto Empresarial a Tasa Única	32
Indemnified Parties	42
JV Equity Interests	48
Major Brand Assets	47
Major Brand Business	48
Major Brands	47
Merger	11
Merger Agreement	16
Merger Consideration	15
Merger Resolutions	11
Mexican Competition Matters	49
Mexican Offer Documents	21
Net Termination Fee	57
Non-ABI Directors	13
Offer	18
Offer Consideration	21
Offeror	18
Peso Exchange Rate	21
Public Nominee	13

Regulatory MAE	47
Remedial Action	46
RPC	16
Settlement Date	19
Share Restructuring	13
Shareholders’ Meetings Date	11
Subsidiary of the Company	3
Surviving Corporation	11
Termination Date	55
Termination Fee	57
Trust	19

Section 1.03 Interpretation and Construction. Unless otherwise expressly provided, for the purposes of this Agreement the following rules of interpretation shall apply:

(a) The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) When a reference is made in this Agreement to an Article or a Section, paragraph, clause, Exhibit, Annex or Schedule, such reference shall be to an Article or a Section, paragraph, clause, Exhibit, Annex or Schedule of this Agreement unless otherwise clearly indicated to the contrary.

(c) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(d) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(f) The word “or” shall not be exclusive.

(g) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(h) A reference to “$,” “US$,” “U.S. dollars” or “dollars” shall mean the legal tender of the United States of America.

(i) A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto.

(j) A reference to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified.

(k) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(l) The English language version of this Agreement shall be the official version of this Agreement, and in the event of any inconsistency between the English language version of this Agreement and any translation of this Agreement that is in another language, the English language version of this Agreement shall prevail. Unless otherwise required by applicable Law, all documents, materials, certificates and instruments to be delivered under or pursuant to any provision of this Agreement by any of the parties shall be in the English language, and such English language documents, certificates and instruments shall prevail in the event of any inconsistency with any translation thereof that is in another language. Any documents, materials, certificates or instruments to be delivered under or pursuant to any provision of this Agreement by any of the parties that are required by applicable Law to be in a language other than English shall be in such other language, and such documents, certificates and instruments in such other language shall prevail in the event of any inconsistency with any translation thereof that is in another language (including English). Notwithstanding the foregoing, the parties acknowledge that certain sections of the Company Disclosure Schedule have been prepared in English and certain sections have been prepared in Spanish, and the language in which such sections of the Company Disclosure Schedule were prepared shall prevail in the event of any inconsistency with any translation thereof that is in another language.

ARTICLE 2

THE TRANSACTIONS

Section 2.01 The Merger. Upon the terms and subject to the conditions of this Agreement and the Merger Agreement, and in accordance with applicable Law, at the Effective Time, Diblo shall be merged with and into the Company (the “Merger”), whereupon the separate existence of Diblo shall cease. Upon the terms and subject to the conditions of the DIFA Merger Agreement, the Merger Agreement and this Agreement (including Section 2.03), and in accordance with applicable Law, simultaneously with the effectiveness of the Merger at the Effective Time, and together with the Merger in one single transaction, DIFA shall be merged with and into the Company (the “DIFA Merger”), whereupon the separate existence of DIFA shall cease. Upon the effectiveness of the Merger and, if applicable, the DIFA Merger, at the Effective Time, the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall continue to be incorporated and existing under the Laws of Mexico.

Section 2.02 Merger Approvals and Closing.

(a) As soon as reasonably practicable following the execution and delivery of this Agreement, the Company and Diblo shall call and hold timely and validly called general extraordinary shareholders’ meetings of each of the Company and Diblo on July 20, 2012 (or, if the Company or Diblo is unable to hold its shareholders’ meeting on such date, within five days thereafter) (the date on which such meetings occur, including any adjournments or postponements thereof, the “Shareholders’ Meetings Date”), at which the Company and Diblo shall submit to the holders of shares with voting rights of the Company and Diblo certain shareholder resolutions substantially in the form of Section 2.02(a) of the Company Disclosure Schedule (the “Merger Resolutions”). On the Shareholders’ Meetings Date, the Company shall hold timely and validly called special shareholders’ meetings of the holders of the Company Series A Shares and of the holders of the Company Series B Shares at which the Company shall submit to such shareholders certain matters presented to the general extraordinary shareholders meeting of the Company and contained in the Merger Resolutions. The Merger Resolutions shall approve:

(i) the Merger and the DIFA Merger pursuant to the Merger Agreement;

(ii) the actions relating to the DIFA Merger as set forth in the DIFA Merger Agreement;

(iii) the cancellation of all shares of capital stock of Diblo owned by the Company as of the Effective Time;

(iv) an increase in the capital stock of Diblo represented by Diblo Series B-II Shares to be issued and delivered to ABI Holdings pursuant to the ABI Subscription, subject to the terms and conditions thereof;

(v) an increase in the capital stock of the Company represented by Company Series B Shares and Company Series C Shares to be issued and delivered to ABI Holdings as a result of the Merger;

(vi) the exchange of all shares of the capital stock of Diblo owned by ABI or any Subsidiary of ABI immediately prior to the Effective Time for the Merger Consideration;

(vii) the amendment of the Charter Documents of the Company, substantially in the form of Section 2.02(a)(vii) of the Company Disclosure Schedule, effective as of the first practicable date on or after the Shareholders’ Meetings Date, (1) to provide for the dividend policy of the Company and its Subsidiaries set forth on Section 2.02(a)(vii) of the Company Disclosure Schedule, (2) to provide that the Company Series C Non-Voting Shares shall represent a portion of the fixed minimum part of the corporate capital of the Company and (3) to provide that any holder (or group of holders) of Company Series A Shares holding ten percent (10%) of the issued and outstanding Company Series A Shares shall be entitled to nominate one (1) member of the board of directors of the Company (and his or her alternate) for each 10% of the issued and outstanding Company Series A Shares held by such holder (or group of holders), for which purpose the percentage of the issued and outstanding Company Series A Shares held by such holder (expressed as a whole number) will be divided by 10 and the result will be the number of directors (and alternates) that such holder (or group of holders) will have a right to designate (it being understood that if the result of such division is a whole number plus a fraction that is greater than 0.5 (five tenths), such holder (or group of holders) will have the right to designate one director (and his or her alternate) in addition to the whole number of directors (and alternates) that resulted from such division), and any such director nominee shall replace one (1) of the directors appointed by the holders (or group of holders) of a majority of the Company Series A Shares, as designated by the holders of a majority of the Company Series A Shares;

(viii) the appointment to the board of directors of the Company, effective as of the Effective Time, of the directors (and their respective alternates) set forth on Section 2.02(a)(viii) of the Company Disclosure Schedule, including the appointment of the Chairman (and his or her alternates) designated therein;

(ix) the amendment of the Charter Documents of the Company, substantially in the form of Section 2.02(a)(ix) of the Company Disclosure Schedule, to be effective as of the Effective Time, to provide for the following matters:

(1) the amendment of the Company Series B Shares and the Company Series C Non-Voting Shares (and, following the effectiveness of the Share Restructuring, the Company Series C Shares) so that there is no cap on the percentage of equity or voting power of the Company that may be represented by such shares;

(2) the redenomination of the Company Series C Non-Voting Shares so that such shares shall have the right to vote with respect to any matter that is subject to a general vote of the shareholders of the Company;

(3) the conversion of the Company Series A Shares into Company Series C Shares (the amendments and conversion described in clauses (1), (2) and (3), collectively, the “Share Restructuring”);

(4) the right of the holders of a majority of the Company Series B Shares to appoint ten (10) directors (and their respective alternates) to the board of directors of the Company, provided, however, that, if and for so long as the holders of Company Series C Shares become entitled under applicable Law and the bylaws of the Company to nominate a member of the board of directors of the Company (and his or her alternates) as a result of such holders individually or as a group holding at least ten percent (10%) of the issued and outstanding capital stock of the Company represented by Company Series C Shares (such nominated member of the board of directors and his or her alternates, a “Public Nominee”), any such Public Nominee shall replace one (1) of the directors appointed by the holders of a majority of the Company Series B Shares, as designated by the holders of a majority of the issued and outstanding Company Series B Shares;

(5) the right of the holders of a majority of the Company Series C Shares to appoint ten (10) directors (and their respective alternates) (the “Non-ABI Directors”), five (5) of whom shall be independent in accordance with applicable Law, to the board of directors of the Company; provided, that, in the event the holders of a majority of the Company Series B Shares appoint any number of directors that are independent in accordance with applicable Law, the holders of a majority of the Company Series C Shares shall be entitled to designate a lesser number of independent directors equal to the number of independent directors so appointed by the holders of Company Series B Shares, such that the board of directors of the Company shall contain no less than 5 (five) independent directors (and their respective alternates);

(6) the requirement that the approval of the holders of at least 70% of the shares of the capital stock of the Company with voting rights, voting together as a single class, shall be required to appoint any Chairman or Vice-Chairman of the board of directors of the Company; provided, however, that, in the event of a failure to obtain such supermajority approval, the Chairman or Vice-Chairman of the board of directors of the Company, as the case may be, shall be appointed by the approval of the holders of a majority of the Company Series C Shares;

(7) the provision that, for a period of one (1) calendar year after the appointment of any Chairman or Vice-Chairman of the board of directors of the Company in accordance with the preceding clause (6), such Chairman or Vice-Chairman, as the case may be, may be removed from such office only (i) if such Chairman or Vice-Chairman was appointed by the approval of the holders of at least 70% of the shares of capital stock of the Company with voting rights, voting together as a single class, by the approval of the holders of at least 70% of the shares of capital stock of the Company with voting rights, voting together as a single class, or (ii) by the approval of a majority of the Company Series C Shares in all other cases; and

(8) the removal of all references to, and the abolition of, the Executive Committee of the board of directors of the Company;

(x) Subject to the provisions set forth in Section 2.06(g), which provisions are incorporated into such amendment, the further amendment of the Charter Documents of the Company, substantially in the form of Section 2.02(a)(x) of the Company Disclosure Schedule, to be effective as of the Settlement Date, to provide for the following matters:

(1) the removal of any supermajority voting requirements in shareholders’ meetings and board meetings of the Company;

(2) the requirement that the approval of the holders of at least 70% of the issued and outstanding shares of the capital stock of the Company with voting rights, voting together in a single class, shall be required to appoint any Chairman or Vice-Chairman of the board of directors of the Company; provided, however, that, in the event of a failure to obtain such supermajority approval, the Chairman or Vice-Chairman of the board of directors of the Company, as the case may be, shall be appointed by the approval of the holders of a majority of the Company Series B Shares;

(3) the requirement that for any amendment to the bylaws of the Company to be adopted, the applicable quorum for a meeting held following a second call for a shareholders’ meeting shall be at least 50% of the outstanding shares of the capital stock of the Company with voting rights, taken together as a single class;

(4) the removal of the non-compete provision applicable to shareholders of the Company;

(5) the right of the holders of a majority of the issued and outstanding Company Series B Shares to appoint ten (10) directors (and their respective alternates) to the board of directors of the Company; and

(6) the right of the holders of a majority of the issued and outstanding Company Series C Shares to appoint ten (10) directors (and their respective alternates), five (5) of whom shall be independent in accordance with applicable Law, to the board of directors of the Company; provided, that, in the event the holders of a majority of the Company Series B Shares appoint any number of directors that are independent in accordance with applicable Law, the holders of a majority of the Company Series C Shares shall be entitled to designate a lesser number of independent directors equal to the number of independent directors so appointed by the holders of Company Series B Shares, such that the board of directors of the Company shall contain no less than 5 (five) independent directors (and their respective alternates); provided, further, that, if and for so long as the holders of Company Series C Shares become entitled under applicable Law and the bylaws of the Company to nominate a Public Nominee, any such Public Nominee shall replace one (1) of the directors appointed by the holders of a majority of the Company Series C Shares, as designated by the holders of a majority of the Company Series C Shares; and

(xi) any other matters agreed to in writing by the parties hereto.

The effectiveness of the resolutions relating to the Merger that are contained in the Merger Resolutions shall be expressly conditioned on (and only on) the satisfaction or, if permissible, waiver of the conditions set forth in Article 8. The parties hereby acknowledge that the occurrence of the Closing Date (and the consummation of the other transactions contemplated hereby) is not conditioned upon the satisfaction or waiver of the conditions to the closing of the DIFA Merger set forth in Article 10 of the DIFA Merger Agreement or the simultaneous closing of the DIFA Merger and the Merger, but that the closing of the DIFA Merger is conditioned upon the satisfaction or waiver of the conditions to the occurrence of the Closing Date set forth herein.

(b) One Business Day after the date on which the Company’s call for a shareholders’ meeting (for the purpose of approving the Merger Resolutions) is published in accordance with the Company’s bylaws, the Company shall file with the CNBV the notice and documentation referred to in Article 35 of the General Issuers Rules, including a folleto informativo or an equivalent thereof or, subsequent to the Merger and, if applicable, the DIFA Merger, an equivalent of the folleto informativo referred in such Article 35 of the General Issuers Rules substantially in the form of Section 2.02(b) of the Company Disclosure Schedule, and generally and timely take any action and make any filing with the CNBV, BMV and Indeval that may be required for the shareholders’ meetings of the Company and Diblo to take place on the Shareholders’ Meetings Date and for the CNBV to update the registration of the shares of the capital stock of the Company with the RNV to give effect to the Share Restructuring upon or as promptly as reasonably practicable following the Effective Time. Each of the Company and ABI shall cooperate to announce, disclose and make filings with Governmental Authorities, including the CNBV, the RPC and the SEC, in respect of the execution of this Agreement and the transactions contemplated hereby as and to the extent required by applicable Law.

(c) For purposes hereof, “Merger Consideration” means 1,070,000,000 Company Series B Shares and 15,056,745 Company Series C Shares; provided, however, that if the DIFA Merger does not occur simultaneously with the Merger at the Effective Time, then the “Merger Consideration” shall be deemed to mean 1,015,000,000 Company Series B Shares and 70,056,745 Company Series C Shares; provided, further, that in the event of any inaccuracy or breach of the representation set forth in Section 3.03 or of the covenant set forth in Section 5.01(b), the foregoing numbers of Company Series B Shares and Company Series C Shares shall be equitably adjusted to achieve an ownership percentage in the outstanding capital stock of the Company equivalent to the ownership percentage ABI and its Affiliates would have received hereunder in the absence of such inaccuracy or breach.

Section 2.03 The Closing of the Merger. At 10:00 a.m., Mexico City time, on the date that is the second Business Day after satisfaction or waiver of all the conditions set forth in Article 8, other than those conditions that by their terms are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions, unless another time or date is agreed to in writing by the parties hereto (such date, the “Closing Date”), the parties hereto shall take all actions necessary or desirable to file for and obtain the formal recordation and registration of the Merger Resolutions in the RPC. Each party hereto shall use its reasonable best efforts to take the actions necessary to cause the effectiveness of the Merger to occur simultaneously with the actions necessary to cause the effectiveness of the DIFA Merger to occur, together in one single transaction, subject to the satisfaction or waiver of the conditions set forth in Article 8 of this Agreement and in Article 10 of the DIFA Merger

Agreement. Notwithstanding the foregoing, it is understood and agreed that, in the event that the conditions set forth in Article 10 of the DIFA Merger Agreement (other than those conditions that by their terms are to be satisfied on the closing date of the DIFA Merger to the extent that such conditions are capable of being satisfied as of such date) shall not have been satisfied or waived on or prior to the date on which the conditions set forth in Article 8 of this Agreement (other than those conditions that by their terms are to be satisfied on the Closing Date to the extent that such conditions are capable of being satisfied as of such date) shall have been satisfied or waived, the Closing Date of the Merger shall occur in accordance with this Agreement and the closing date of the DIFA Merger shall, if applicable, occur in accordance with the DIFA Merger Agreement; provided, however, that, assuming the timely satisfaction or waiver of the conditions set forth in Article 8 of this Agreement and in Article 10 of the DIFA Merger Agreement, each party hereto shall use its reasonable best efforts to cause the Closing Date and the effectiveness of the Merger to occur simultaneously with the closing date and effectiveness of the DIFA Merger in one single transaction.

Section 2.04 Closing Actions. The Company and Diblo shall consummate the Merger (together with, if applicable, the DIFA Merger) pursuant to the Merger Resolutions by taking the actions described in clauses (a) through (c) below, it being understood and agreed that, with respect to clause (a) below, such actions shall be taken simultaneously and together with such actions in respect of the DIFA Merger and, with respect to clauses (b) and (c) below, if the Merger shall occur simultaneously with the DIFA Merger as provided herein, such actions shall be taken simultaneously and together with such actions in respect of the DIFA Merger.

(a) On the Shareholders’ Meetings Date, the Company and Diblo will execute and deliver a Merger Agreement substantially in the form of Section 2.04(a) of the Company Disclosure Schedule (the “Merger Agreement”), which will provide that (1) the Merger will be effective upon registration with the Public Registry of Commerce (Registro Público de Comercio) of the Federal District of Mexico (the “RPC”) as provided for in Article 225 of the General Commercial Companies Act (Ley General de Sociedades Mercantiles), for which purpose the Company, as Surviving Corporation, will expressly covenant to pay, on demand, all outstanding obligations owing to then-existing creditors of the Company and Diblo that did not consent to the Merger, (2) from and after the Effective Time, the Surviving Corporation shall possess all rights, privileges, powers and franchises of the Company and Diblo, and all of the claims, obligations, liabilities, debts and duties of the Company and Diblo shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation, and (3) the Merger shall be carried out pursuant to the other terms and conditions set forth in this Agreement.

(b) As soon as reasonably practicable after the Effective Time, Diblo shall register in its corporate books the cancellation of the Diblo shares owned by the Company and ABI and its Subsidiaries and generally make all annotations and entries into the corporate books of Diblo as necessary to evidence the termination of Diblo’s legal existence by virtue of the Merger. The Company will cancel all share certificates of the Company outstanding immediately prior to the Effective Time and re-issue and deliver new certificates to the shareholders of the Company and Indeval reflecting the Company’s capital structure after giving effect to the Merger Resolutions (including the Merger and, if applicable, the DIFA Merger) and the Share Restructuring and generally take any action that is necessary or that the parties agree is convenient to consummate and formalize the items approved in the Merger Resolutions.

(c) As soon as reasonably practicable after the Effective Time, the Company shall issue and deliver to ABI a certificate or certificates representing the Merger Consideration, effective upon the cancellation of the Diblo Shares owned by ABI and its Subsidiaries.

Section 2.05 Additional Closing Actions. In connection with the Merger, the Company, Diblo and ABI shall take or cause to be taken the actions described in clauses (a) and (b) below, it being understood and agreed that, with respect to clause (a) below, such actions shall be taken or caused to be taken simultaneously and together with such actions in respect of the DIFA Merger and, with respect to clause (b) below, if the Merger shall occur simultaneously with the DIFA Merger as provided herein, such actions shall be taken or caused to be taken simultaneously and together with such actions in respect of the DIFA Merger.

(a) As required by the Mexican Securities Laws or in order to consummate the Merger, the Company and Diblo, as applicable, will, (1) as soon as reasonably practicable after the Shareholders’ Meetings Date (and, if required by Mexican Securities Laws at any other time, at such other time), publish an excerpt of the Merger Resolutions in the Federal Official Journal of Mexico (Diario Oficial de la Federación) and the Official Gazette (Gaceta Oficial) of the Federal District, together with their balance sheets used in connection with the Merger; (2) as soon as reasonably practicable after the Shareholders’ Meetings Date, obtain the notarization of the resolutions amending the Company Charter Documents described in Section 2.02(a)(vii) and file the corresponding notarial deed with the RPC, and the parties shall use their reasonable best efforts to obtain the registration of the amendment resolutions referred to in Section 2.02(a)(vii) in the RPC and formal evidence thereof as soon as possible after the Shareholders’ Meetings Date; (3) as soon as reasonably practicable after the Shareholders’ Meetings Date, and in any event prior to the Closing Date, obtain the notarization of the Merger Resolutions (other than the resolutions already notarized pursuant to subsection (2) of this paragraph); (4) as soon as reasonably practicable on or after the Shareholders’ Meetings Date, file the necessary documents and information with the CNBV, Indeval and the BMV and make all required disclosures to reflect the Share Restructuring, including the registration up-date (actualización de la inscripción) in the RNV pursuant to Article 75 of the LMV; and (5) as and when appropriate, carry out all other filings and notices in a form reasonably acceptable to ABI, including filings with the National Commission of Foreign Investment (Comisión Nacional de Inversiones Extranjeras) (the “CNIE”), Federal Antitrust Commission (Comisión Federal de Competencia), SHCP and other Governmental Authorities, as required by applicable Laws in connection with the Merger.

(b) The parties shall use their reasonable best efforts to obtain the registration of the Merger Resolutions in the RPC and formal evidence thereof as soon as possible after the Closing Date. The time at which the Merger becomes effective by the formal recordation of the Merger Resolutions by the RPC, which shall be the date on which the Company receives from the RPC a copy of the counterpart of the public deeds containing the Merger Resolutions stamped and sealed by the RPC confirming the recordation of the Merger Resolutions thereat is referred to herein as the “Effective Time.”

Section 2.06 The Offer. (a) Subject to the satisfaction or waiver of the conditions in Article 9, as soon as practicable but no later than five (5) Business Days after the first to occur of (x) the Effective Time and (y) the satisfaction or waiver of the conditions in Article 9, ABI Sub or another Subsidiary of ABI that ABI may appoint in the future with the prior consent of the Company, such consent not to be unreasonably withheld or delayed; provided, that any such appointment shall not release ABI or ABI Sub from any of its obligations hereunder (ABI Sub or such appointed Subsidiary of ABI, the “Offeror”), shall, and ABI shall cause the Offeror to, commence a public tender offer in Mexico (the “Offer”) to purchase all of the outstanding Company Shares in accordance with the following terms:

(i) The Offer shall be made for all outstanding Company Shares to all holders of Company Shares on equal terms and shall be settled on the BMV. ABI and the Offeror shall cause the Offer to be conducted in accordance with applicable Laws, regulations, rules and interpretations of each applicable Governmental Authority or stock exchange.

(ii) The Offer shall remain open for twenty (20) Business Days after the Offer is commenced, unless extended in accordance with the following two sentences (the last day the Offer is open, the “Expiration Date”). Without the consent of a majority of the Non-ABI Directors, the Offeror shall not (A) reduce the amount of Company Shares subject to the Offer, (B) reduce the amount of consideration payable in the Offer for any Company Share validly tendered in the Offer, (C) add or modify any condition to the Offer, (D) extend the Offer (except as provided in the immediately following sentence), (E) change the form of consideration payable in the Offer or (F) otherwise amend the Offer in any manner materially adverse to the holders of Company Shares. Notwithstanding the foregoing, the Offeror shall extend the Offer (in increments of no greater than ten (10) Business Days), if at the then applicable Expiration Date, (1) such extension is required by applicable Law or the CNBV, (2) any condition to the Offeror’s obligation to accept for payment and pay for Company Shares validly tendered in the Offer in paragraph (iii) below shall not be satisfied or (3) the holders of all or a majority of the Company Shares are enjoined (whether temporarily or permanently) by a court of competent jurisdiction or by Order of any Governmental Authority from validly tendering their Company Shares in the Offer and such injunction or Order has not become final and non-appealable (unless otherwise agreed by a majority of the non-ABI Directors), it being understood that in the case of clause (3), the Offeror shall not be obligated to extend the Offer hereunder by more than six (6) months from the date on which the Offer otherwise would have expired and in no event shall ABI be obligated to extend the Offer beyond the date that is twenty (20) Business Days after the Termination Date, as may be extended pursuant to Section 10.01(b) (in each case, unless ABI agrees in writing to do so). Nothing in this Agreement shall prevent ABI or any Affiliate thereof from conducting additional offers after the Expiration Date.

(iii) Subject to the terms and conditions of the Offer and as required by applicable Law and the BMV rules, on the second Business Day following the Expiration Date (the “Settlement Date”), the Offeror shall, and ABI shall cause the Offeror and the Exchange Agent to, accept and pay the Offer Consideration for all Company Shares validly tendered pursuant to the Offer. The obligations of the Offeror to accept for payment, and pay for, any Company Shares tendered in the Offer shall be subject solely to the conditions that (x) such Company Shares have been validly tendered and not withdrawn in the Offer and (y) that no Law or Order shall be in effect that would make such acceptance and payment illegal or otherwise prohibit such acceptance and payment.

(iv) To the extent permitted under applicable Law and unless otherwise consented to by the Company prior to the Settlement Date, in the event at least eighty percent (80%) but less than one hundred percent (100%) of the outstanding Company Shares are validly tendered in the Offer, the Offeror shall establish a fully funded trust (or legal entity other than a trust, the substitution of which shall not reasonably be expected to have any adverse effect on the holders of Company Shares) pursuant to definitive agreements executed by the parties thereto in accordance with the Laws of Mexico then in effect (the “Trust”) for the benefit of the holders of the remaining outstanding Company Shares, to which any holder of Company Shares that did not tender such shares into the Offer may look to receive the Offer Consideration following the Settlement Date in exchange for the delivery of the corresponding Company Shares. The purchase of Company Shares by the Trust shall be settled on the BMV, and in connection therewith ABI shall cause the Trust to make purchase orders on a periodic basis (to be no more frequent than ten (10) days per calendar month) to purchase on the BMV from time to time while the Trust is in effect all Company Shares at a price equal to the Offer Consideration. The Trust shall remain in effect until the earliest to occur of (a) the tender and acceptance for payment of one hundred percent (100%) of the outstanding Company Shares, (b) the 25-month anniversary of the Settlement Date and (c) the consummation of a capital redemption of Company Shares following which no more than 0.4% of the Company Shares outstanding as of the date hereof remain outstanding and are not held by ABI or its Affiliates; provided, that (i) in the case of clause (c), in no event shall the effective time of the termination of the Trust be earlier than the date that is six (6) months after the occurrence of the circumstances contemplated in clause (c), (ii) nothing set forth herein shall affect ABI’s or the Company’s ability to redeem, acquire or reduce the Company’s capital as a means to purchase, redeem or otherwise acquire for cancellation any and all of the then-outstanding Company Shares and (iii) if at any time prior to the termination of the Trust ABI shall deliver to the trustee for the Trust written evidence reasonably satisfactory to such trustee that ABI has acquired any number of Company Shares following the Settlement Date other than through the Trust, the trustee for the Trust shall promptly distribute to ABI an amount of immediately available funds equal to the product of such number of Company Shares acquired by ABI other than through the Trust and the Offer Consideration. ABI shall use its commercially reasonable efforts to maintain the registration and listing on the BMV of any Company Shares not purchased by the Offeror pursuant to the Offer until the earlier of (x) the termination of the Trust and (y) the date that is 25 months following the Settlement Date, including by using commercially reasonable efforts to hold and attend meetings and make any necessary filings and take other actions within its or the Company’s control to maintain such registration or listing;

provided, that under no circumstances shall ABI be required, in connection with maintaining such listing, to challenge any formal Order or proceeding initiated by the CNBV ordering the de-registration or delisting of the Company stock from the RNV and/or the BMV, to submit or otherwise undertake any obligation to adopt any regularization program aimed at maintaining the listing (other than requesting an extension to such regularization), to issue more shares of the capital stock of the Company, to take active measures to increase trading volumes and/or to sell shares of the capital stock of the Company or take or refrain from taking any other similar action. For the avoidance of doubt, the Trust shall be available to accept tenders of Company Shares that are issued or issuable to the DIFA Selling Shareholders (as defined in the DIFA Merger Agreement) pursuant to the DIFA Merger Agreement following the later of the Settlement Date and the date on which the DIFA Merger becomes effective, and the Offeror shall be obligated to fully fund the Trust with the amount of the Offer Consideration attributable to the Company Shares to be issued as consideration in the DIFA Merger upon, but not prior to, the closing date of the DIFA Merger.

(v) The Offeror or ABI will pay all fees and expenses incurred by ABI and any of its Affiliates in connection with making the Offer, including those of the Exchange Agent (which shall in no event include any fees or expenses with respect to the exchange of U.S. dollars into Pesos, which fees and expenses shall not be borne by the Offeror or ABI or their respective Affiliates). For the avoidance of doubt, the Offeror shall not be responsible for fees of brokers engaged by tendering shareholders or for other expenses incurred by tendering shareholders in connection with the tendering of their shares. None of the Offeror, ABI or any of ABI’s Subsidiaries shall have any obligation or responsibility in connection with any taxes that may be imposed directly or indirectly under the Laws of any jurisdiction on the tendering shareholders’ proceeds, gains or income arising from the tender of Company Shares pursuant to the Offer or any other transaction contemplated by this Agreement.

(vi) To the extent permitted under then-applicable Law, if upon the 25-month anniversary of the Settlement Date greater than 0.4% of the Company Shares outstanding as of the date hereof shall remain outstanding and not be held by ABI or its Affiliates, ABI shall, or shall cause the Offeror to, commence a public tender offer in Mexico to purchase all of the outstanding Company Shares upon the same terms and subject to the same conditions as the Offer; provided, that, for the avoidance of doubt, subject to any requirement of the CNBV, the Offeror shall not be required to establish the Trust contemplated in Section 2.06(a)(iv) following the settlement of such public tender offer.

(b) Prior to commencing the Offer, the Offeror shall designate a Mexican licensed broker-dealer reasonably acceptable to the Company to act as broker-dealer for the Offer (the “Exchange Agent”).

(c) As promptly as reasonably practicable after the Shareholders’ Meetings Date, ABI, the Offeror and the Exchange Agent, as applicable, shall execute and file with the CNBV, the BMV, Indeval and any other applicable Governmental Authority and/or otherwise disclose all documents required under applicable Law and this Agreement to be filed in connection with the Offer and the public announcements thereof, including the prospectus or folleto informativo required therefor (collectively, the “Mexican Offer Documents”). The Offeror and the Exchange Agent, as applicable, will promptly correct any information provided by it in writing for use in the Mexican Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, to the extent any Governmental Authority shall so require or if advisable as a means to complete the Offer. The Company will promptly inform ABI in the event that any information provided by it in writing specifically for use in the Mexican Offer Documents shall have become false or misleading in any material respect. Each of ABI and the Offeror agrees to take all steps necessary to cause, as may be applicable, the Mexican Offer Documents as so corrected to be filed with the CNBV and BMV, as the case may be, and published or otherwise disseminated to holders of Company Shares, in each case as and to the extent required by applicable Laws.

(d) Subject to the terms and conditions of this Agreement, on the Settlement Date, the Offeror shall acquire all Company Shares that have been validly tendered, and not withdrawn, in accordance with the Mexican Offer Documents and applicable Law on or before the Expiration Date of the Offer, and pay to the applicable tendering shareholders of the Company as consideration for each Company Share validly tendered, and not withdrawn, by such shareholder prior to the Expiration Date of the Offer an amount in immediately available funds equal to US$9.15, without interest (such amount of immediately available funds, the “Offer Consideration”). ABI, ABI Holdings and ABI Sub hereby acknowledge that the holders of Company Shares have no obligation to participate and sell Company Shares in the Offer and, therefore, acknowledge that there is no certainty or assurance that the shareholders of the Company will be willing to tender their Company Shares in the Offer.

(e) At the option of each shareholder of the Company who tenders its Company Shares, the Offer Consideration can be paid in U.S. dollars or Pesos at the prevailing market exchange rate available to the Exchange Agent one Business Day prior to the Settlement Date (the “Peso Exchange Rate”). If a tendering shareholder does not make an election or has not provided a valid U.S. dollar account to permit such shareholder to receive U.S. dollars, the Offer Consideration shall be paid in Pesos by the Exchange Agent at the Peso Exchange Rate. For the avoidance of doubt, ABI’s delivery to the Exchange Agent of the aggregate Offer Consideration shall be made in U.S. dollars, and the Exchange Agent shall obtain Pesos for payment to tendering shareholders electing to receive Pesos; provided, that nothing herein shall relieve ABI of its obligation to pay the entire amount of the Offer Consideration payable pursuant to the Offer and, if applicable, through the Trust on the terms set forth herein.

(f) As and when required under applicable Law, the board of directors of the Company will issue a public statement with respect to the Offer Consideration pursuant to Article 101 of the LMV, which statement (if requested by the board of directors of the Company and to the extent reasonably practicable) will be supported by a fairness opinion received from an investment banking firm. ABI, ABI Holdings and ABI Sub hereby acknowledge and agree that the issuance of such statement is the responsibility of the board of directors of the Company and, even if such statement of the board of directors is in favor of the terms of the Offer, the holders of Company Shares have no obligation to participate and sell Company Shares in the Offer and, therefore, acknowledge that there is no certainty or assurance that the shareholders of the Company will be willing to tender their Company Shares in the Offer.

(g) Following the Effective Time, in the event that (x) ABI shall fail to commence or close and settle the Offer as a result of either (A) a material breach by ABI of its obligations hereunder that has caused or contributed materially to such failure, or (B) a final, non-appealable injunction or similar Order prohibiting ABI from commencing, closing or settling the Offer or (y) a final, non-appealable injunction or similar Order issued by a court of competent jurisdiction or any Governmental Authority prohibiting the holders of all or a majority of the Company Shares from tendering their Company Shares in the Offer, then, subject to the next succeeding sentence, (i) the amendments to the Charter Documents contemplated by Section 2.02(a)(x) shall not become effective and (ii) except as otherwise approved by the Company (including pursuant to the Offer hereunder), for a period of five (5) years following the earlier to occur of the events described in clauses (x) and (y) of this Section 2.06(g), ABI shall be prohibited from purchasing Company Shares, other than any Company Shares tendered in the Offer that ABI is obligated to purchase pursuant to the Offer or pursuant to the Trust and any Company Shares that ABI has a right to acquire pursuant to its rights under the Covenant Agreements. The foregoing sentence shall not apply (1) if, in the case of clause (x), a material breach by the Company of its obligations hereunder has contributed materially to the failure to commence or close and settle the Offer and no material breach by ABI of its obligations hereunder contributed materially to such failure, or (2) if, in the case of clause (y), a material breach of the Covenant Agreements by any of the holders of Company Shares has contributed materially to such injunction or Order and no material breach by ABI of its obligations hereunder has contributed materially to such injunction or Order.

Section 2.07 Actions of the Company and Diblo.

(a) Following the Effective Time and prior to the Settlement Date, and notwithstanding the appointment of ABI’s or any of its Subsidiaries’ designees to the board of directors of the Company at any time, any (i) amendment or termination of this Agreement approved by the Company or Diblo, (ii) extension for the performance or waiver of the obligations of ABI, ABI Holdings or ABI Sub hereunder, (iii) waiver of the Company’s or Diblo’s rights hereunder, (iv) consent of the Company or Diblo to any action of ABI, ABI Holdings or ABI Sub required or prohibited hereunder, or (v) other decision or determination of the Company or Diblo hereunder or with respect to or in connection with this Agreement or the transactions contemplated hereby, shall require the prior approval of a majority of the Non-ABI Directors.

(b) From the date hereof to the Settlement Date, ABI shall not, and shall cause its Subsidiaries not to, take any action or fail to take any action (including through the exercise of any of its or their rights under the Covenant Agreements or otherwise) with the intent to or for the purpose of, or with the direct effect of, blocking, impeding or otherwise materially interfering with any decision, action or non-action of the Company or Diblo under, with respect to or in connection with this Agreement or the transactions contemplated hereby, to the extent that any such action or non-action of the Company or Diblo would result in a breach by the Company or Diblo of any provision hereof.

Section 2.08 Adjustments to Transactions. The parties hereto acknowledge that it may become necessary or advisable after the date of this Agreement to adjust or modify the structure of the various transactions described in this Agreement and agree to cooperate in good faith to consider and, to the extent mutually agreed, effectuate the adjustments or modifications reasonably requested by any other party, required by any Governmental Authority, arising from any change in applicable Law or necessary or advisable to fully effect the transactions contemplated hereby; provided that no such adjustment or modification shall, in any material respect, affect the rights and obligations of any party under this Agreement or disadvantage any party, or reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 2.09 Treatment of Company Performance Shares. Prior to the Effective Time, the board of directors of the Company and the corporate practice committees of the Company (or, if appropriate, any duly authorized committee thereof administering the Company Stock Purchase Plan) shall adopt such resolutions and take such other actions as may be required to provide that, (a) following satisfaction or waiver of all conditions set forth in Article 8 and immediately prior to the Effective Time, the Company Stock Purchase Plan will terminate and (b) following satisfaction or waiver of all conditions set forth in Article 8 and immediately prior to the Effective Time, each Company Performance Share that is outstanding immediately prior to the Effective Time (other than any Company Performance Shares described by the first paragraph of Section 5.01(c) of the Company Disclosure Schedule) shall be converted into the right to receive, no later than 5 Business Days following the Effective Time, an amount in cash equal to the Offer Consideration plus an amount in cash to offset any and all taxes due or payable by such holder (or such holder’s heir) as a result of such treatment of such Company Performance Share, assuming attainment of all applicable performance goals at the maximum level for payout (such amount, the “Maximum Company Performance Share Consideration”), (c) each Company Performance Share outstanding on the date hereof that will vest pursuant to its terms prior to the Effective Time shall, at the election of the holder thereof either (i) be cancelled, prior to the Effective Time, in exchange for a cash payment, to be paid no later than five Business Days following such holder’s election, equal to the average five-day closing price of the Company Series C Non-Voting Shares on the Mexican Stock Exchange ending as of the date of such holder’s election (each, an “Early Election Performance Share”) or (ii) be converted into the right to receive the Maximum Company Performance Share Consideration in accordance with the provisions of clause (b), and (d) following satisfaction or waiver of all conditions set forth in Article 8 and immediately prior to the Effective Time, each holder of an Early Election Performance Share shall receive, no later than 5 Business Days following the Effective Time, an amount in cash equal to the excess of the Maximum Company Performance Share Consideration over the amount in cash received by the holder of such Early Election Performance Share in accordance with the provisions of clause (c) above. ABI and the Company acknowledge and agree that to the extent that the treatment of the Company Performance Shares pursuant to this Agreement causes a holder of such Company Performance Shares to become subject to capital gains, income or similar taxation in respect of such Company Performance Shares or any consideration received in respect thereof, such holder shall be entitled to receive, except as provided in clause (b) above (where such additional amount shall be paid at the time specified therein), within 10 days prior to such tax being due to the applicable taxing authority, an additional payment or payments from the Company or any successor in an amount such that, after payment of all such taxes, such holder receives the amount it otherwise would have received absent such capital gains, income or similar taxation.

Section 2.10 ABI Subscription.

(a) Diblo hereby grants to ABI Holdings or one of its designated Affiliates the right to, and each of ABI and ABI Holdings, on behalf of itself and any such designated Affiliate, hereby irrevocably accepts and agrees to, subscribe to purchase 6,050,000 Diblo Series B-II Shares (the “ABI Subscription”), on the first Business Day immediately following the satisfaction or waiver of all of the conditions set forth in Article 8, other than those conditions that by their terms are to be satisfied on the Closing Date (such Business Day, the “ABI Subscription Closing Date”). The subscription price for each Diblo Series B-II Share subscribed by ABI Holdings or its designated Affiliate pursuant to the ABI Subscription shall be equal to $158.55 per share (converted to Pesos at the prevailing market exchange rate on the ABI Subscription Closing Date), together with interest for the period from the ABI Subscription Closing Date until the date of payment at LIBOR in effect on the ABI Subscription Closing Date. ABI Holdings or its designated Affiliate shall have the irrevocable, unconditional obligation to make payment of such purchase price in immediately available funds to Diblo or any successor thereof (including the Company) on or prior to the date that is six (6) months after the ABI Subscription Closing Date.

(b) In the event that the ABI Subscription shall be consummated in accordance with Section 2.10(a), the Company and Diblo shall so notify ABI Holdings in writing and shall set forth in such writing the place and time for the closing of the ABI Subscription (the “ABI Subscription Closing”), which shall take place on the ABI Subscription Closing Date. At the ABI Subscription Closing, Diblo shall cause to be issued and delivered to ABI Holdings or such designated Affiliate, as the case may be, a certificate representing the Diblo Series B-II Shares subscribed for by ABI Holdings or such designated Affiliate pursuant to the ABI Subscription. For the avoidance of doubt, it is understood and agreed that the Diblo Series B-II Shares issued and delivered to ABI Holdings or its designated Affiliate pursuant to the ABI Subscription shall be canceled and exchanged for shares of the capital stock of the Company constituting a portion of the Merger Consideration upon the Effective Time of the Merger. The Company hereby irrevocably waives any and all preemptive rights to subscribe and pay for any Diblo Series B-II Shares issued by Diblo in connection with the ABI Subscription.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND DIBLO

Except (i) as set forth in the Company Disclosure Schedule (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure schedule relates (provided, however, that the information in any section or paragraph of the Company Disclosure Schedule shall qualify the other Sections and subsections of this Agreement to the extent that the relevance of such information to such other

Sections and subsections is reasonably apparent from a reading of such information)), (ii) for any Previously-Approved Information (provided, however, that it was apparent from the face of the Previously-Approved Information delivered, or from the discussions involving the Company directors appointed by ABI, that such Previously-Approved Information was relevant and responsive to the particular subsection or Section of these representations and warranties), and (iii) for filings made prior to the date hereof with the CNBV or the BMV for disclosure to the public since December 31, 2009 (provided, however, that it was apparent from the face of such filings that such disclosure was relevant and responsive to the particular subsection or Section of these representations and warranties), the Company on behalf of itself and Diblo, and Diblo on behalf of itself, hereby represent and warrant to ABI, ABI Holdings and ABI Sub as follows:

Section 3.01 Organization and Qualification; Subsidiaries. Each of the Company, Diblo and their respective Subsidiaries is a corporation or other legal entity duly organized or formed, and validly existing under the Laws of its jurisdiction of organization or formation, except, in the case of any Subsidiary of the Company, for any failure to be duly organized or formed or validly existing that has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has the requisite corporate, partnership or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) would not reasonably be expected to prevent or materially delay consummation of the transactions contemplated hereby. Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign corporation or other legal entity to do business, and is in good standing (to the extent applicable), in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed or in good standing as (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) would not reasonably be expected to prevent or materially delay consummation of the transactions contemplated hereby. Set forth on Section 3.01 of the Company Disclosure Schedule is a true, correct and complete list of the material equity interests held by the Company in the Joint Ventures, in which interests the Company holds valid title, free and clear of Liens, other than any Liens created or arising under this Agreement or under the agreements pursuant to which the Joint Ventures were created.

Section 3.02 Company Charter Documents. The Company has made available to ABI complete and correct copies of the Company’s Charter Documents, each as in effect or adopted on the date hereof. The Charter Documents of the Company and Diblo are in full force and effect. None of the Company or Diblo is in violation of any provision of its Charter Documents, except as (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

Section 3.03 Capitalization. (a) As of the date hereof, the authorized capital stock of the Company consists of (i) 1,459,389,728 Company Series A Shares, (ii) 1,142,017,984 Company Series B Shares, and (iii) 650,351,920 Company Series C Non-Voting Shares. As of June 26, 2012, there were outstanding 1,459,389,728 Company Series A Shares, 1,142,017,984 Company Series B Shares and 634,371,035 Company Series C Non-Voting Shares, and 15,980,885 Company Series C Non-Voting Shares are held in the treasury. As of the date hereof, up to 7,027,087 Company Series C Non-Voting Shares were subject to long-term incentive awards based on maximum payouts as required under the Company Stock Purchase Plan (the “Company Performance Shares”). Except as set forth above, as of June 26, 2012, no shares of capital stock of, or other equity or voting interests in, the Company, or options, restricted stock units, warrants or other rights to acquire any such stock or securities were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the Company Stock Purchase Plan will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(b) As of the date hereof, the authorized capital stock of Diblo consists of (i) 169,701,206 Class I shares of Series A capital stock, no par value per share (the “Diblo Series A-I Shares”), (ii) 17,030,940 Class II shares of Series A capital stock, no par value per share (the “Diblo Series A-II Shares”), and (iii) 56,567,067 Class II shares of Series B capital stock, no par value per share (the “Diblo Series B-II Shares”). As of June 26, 2012, there were outstanding 169,701,206 Diblo Series A-I Shares, 17,030,940 Diblo Series A-II Shares, 56,567,067 Diblo Series B-II Shares, and no shares of any capital stock of Diblo are held in treasury. Except as set forth above, as of June 26, 2012, no shares of capital stock of, or other equity or voting interests in, Diblo, or options, restricted stock units, warrants or other rights to acquire any such stock or securities were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Diblo are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights. All Diblo Series B-II Shares that may be issued pursuant to the ABI Subscription will be, when issued in accordance with the terms of this Agreement and the ABI Subscription, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(c) Except as set forth above or expressly contemplated by this Agreement and except for subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts agreed upon or issued, as the case may be, following the date of this Agreement in compliance with the terms of the Covenant Agreements and this Agreement, as of the Closing Date there will not be any outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company, Diblo or any of their respective subsidiaries is a party or by which the Company, Diblo or any of their respective subsidiaries is bound, obligating the Company, Diblo or any of their respective subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company, Diblo or any of their respective subsidiaries or obligating the Company, Diblo or any of their respective subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or contract.

(d) Each Person set forth on Section 3.03(d) of the Company Disclosure Schedule is, as of the date hereof, the record owner of the number of Company Series A Shares set forth next to such Person’s name on Section 3.03(d) of the Company Disclosure Schedule, which Company Series A Shares in the aggregate represent all of the issued and outstanding Company Series A Shares. There are no voting trusts, member agreements, proxies, Contracts or other agreements or understandings in effect with respect to such Company Series A Shares to which the Company or Diblo is a party.

(e) Diblo is the sole record and beneficial owner of all right, title and interest in and to (i) 2,504,098 Class I, Series B shares of fixed common stock, no par value per share, of DIFA, and (ii) 371,396,276 Class II, Series B shares of variable common stock, no par value per share, of DIFA (clauses (i) and (ii) collectively, the “DIFA Shares”). Diblo has the sole, irrevocable voting power, and sole power of disposition, with respect to all such DIFA Shares in connection with the DIFA Merger. Such DIFA Shares are all of the securities of DIFA owned, of record, by Diblo or the Company, and neither the Company nor Diblo has any option or other right to acquire any other securities of DIFA. Such DIFA Shares are owned free and clear of all Liens, other than any Liens created or arising under this Agreement or that shall be released in full prior to or upon the DIFA Merger. There are no voting trusts, member agreements, proxies, Contracts or other agreements or understandings in effect with respect to such DIFA Shares, including any such arrangements relating to the voting or transfer of any such DIFA Shares and such DIFA Shares are not subject to any rights of first offer or refusal or preemptive rights that have not been validly waived.

Section 3.04 Authority Relative to Agreement. In accordance with their respective Charter Documents, the Company and Diblo have all necessary corporate power and authority to execute and deliver this Agreement, and, subject to the adoption and approval of the Merger Resolutions on the Shareholders’ Meetings Date, to perform their obligations hereunder, and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by the Company and Diblo, and the consummation by the Company and Diblo of the Merger and the other transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action in accordance with applicable Law, and except for the adoption and approval on the Shareholders’ Meetings Date of the Merger Resolutions and the Merger Resolutions (as defined in the DIFA Merger Agreement), and the resolution of the board of directors of the Company in respect of the fairness of the Offer Consideration, to be issued as and when required by applicable Law, no other corporate or shareholder proceedings on the part of the Company or Diblo are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by the Company and Diblo and, assuming the due authorization, execution and delivery by the other parties hereto and the adoption and approval of the Merger Resolutions, this Agreement constitutes a legal, valid and binding obligation of the Company and Diblo, enforceable against the Company and Diblo in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 3.05 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company and Diblo do not, and the performance of this Agreement by the Company and Diblo will not, (i) conflict with or violate the Charter Documents of the Company or Diblo, (ii) assuming the consents, approvals, authorizations and waivers specified in Section 3.05(b) and the Required Approvals have been received and any required waiting periods have expired, and any condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to the Company, Diblo or any of their respective Subsidiaries or by which any property or asset of the Company, Diblo or any of their respective Subsidiaries is bound or affected, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of any Material Contract to which the Company or Diblo or any of their Subsidiaries is a party, or result in the creation of a Lien, upon any of the properties or assets of the Company, Diblo or any of their respective Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violations, conflicts, breaches, defaults, rights or Liens that (1) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect excluding for this purpose the exception in clause (vii) of the definition of Material Adverse Effect, and (2) would not reasonably be expected to prevent or materially delay consummation of the transactions contemplated hereby.

(b) The execution and delivery of this Agreement by the Company and Diblo do not, and the consummation by the Company and Diblo of the transactions contemplated by this Agreement will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, other than the Required Approvals and except for applicable requirements of (i) the LMV, the General Issuers Rules and the Internal Mexican Stock Exchange Regulation (Reglamento Interior de la Bolsa Mexicana de Valores), as the case may be, and the applicable rules and regulations promulgated thereunder, (ii) any applicable Antitrust Laws, (iii) any applicable Laws related to alcoholic beverages, and (iv) any filings and approvals pursuant to the CNIE, and except where the failure to obtain such consents, approvals, authorizations, waivers or permits, or to make such filings or notifications, (1) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (2) would not reasonably be expected to prevent or materially delay consummation of the transactions contemplated hereby.

Section 3.06 Ownership of ABI Securities. Except as expressly contemplated by this Agreement, as of the date of this Agreement, none of the Company or any Subsidiary of the Company owns, directly or indirectly, (i) any issued and outstanding capital stock of, or other voting securities or ownership interests in, ABI or any of its Subsidiaries, (ii) securities of ABI or any Subsidiary of ABI convertible into or exchangeable for shares of capital stock or voting securities of ABI or any of its Subsidiaries or (iii) options or other rights to acquire from ABI or any Subsidiaries of ABI, or other right to require ABI or any Subsidiary of ABI to issue, any such capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of ABI or any of its Subsidiaries.

Section 3.07 Compliance with Laws.

(a) None of the Company, Diblo or any of their respective Subsidiaries is in conflict with, or in default or violation of, any Laws applicable to the Company, Diblo or any of their respective Subsidiaries or by which any property or asset of the Company, Diblo or any of their respective Subsidiaries is bound or affected, except for any such conflicts, defaults or violations that (i) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) would not reasonably be expected to prevent or materially delay consummation of the transactions contemplated hereby.

(b) Since December 31, 2009, none of the Company or any of its Subsidiaries or, to the knowledge of the Company, any Person (excluding ABI and its Affiliates) acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, made, offered or authorized any unlawful or improper payment of money or anything else of value to any government official, any government political party or official thereof, or any candidate for government political office, for the purpose of:

(i) influencing any act or decision of such government official in their official capacity, in order to assist in obtaining or retaining business, or directing business to any third party;

(ii) securing an improper advantage, including securing any license, permit, permission or avoiding or minimizing any tax, levy, fine or penalty; or

(iii) inducing such government official or other Person to use their influence to affect or influence any act or decision of a Governmental Authority in order to assist the Company or any Person in obtaining or retaining business, or directing business to any third party.

For purposes of this provision, the term “government official” means any officer or employee of any Governmental Authority or any Person acting in an official capacity for or on behalf of any such Governmental Authority or any employee of any state owned or state controlled enterprise.

(c) Since December 31, 2009, the Company has (i) made and kept books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of its assets in all material respects and (ii) maintained a system of reasonable internal accounting controls.

Section 3.08 Company Disclosure Documents. (a) The Company has filed with each of the CNBV and the BMV all forms, documents and reports required under Mexican Securities Laws to be filed or furnished prior to the date hereof by it with the CNBV and the BMV relating to the fiscal years started after December 31, 2009 (the “Company Disclosure Documents”). As of their respective filing dates, or, if amended, as of the date the last such amendment was filed, the Company Disclosure Documents complied in all material respects with the requirements of Mexican Securities Laws, and in accordance with and subject to the disclosure requirements of Mexican Securities Laws governing the Company’s public disclosure obligations, the Company knew of no material information that was omitted or falsified in the Company Disclosure Documents at the time they were filed.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company Disclosure Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end adjustments and to any other adjustments described therein including the notes thereto) in conformity with Mexican GAAP or IFRS, as applicable, applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.09 Information Supplied. None of the information supplied or to be supplied in writing, if any, by or on behalf of the Company, Diblo or any of their respective Subsidiaries specifically for inclusion or incorporation by reference in the Mexican Offer Documents will, at the time such Mexican Offer Documents are first communicated to shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company, Diblo or any of their respective Subsidiaries with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of ABI, ABI Holdings or ABI Sub specifically for incorporation by reference in the Mexican Offer Documents.

Section 3.10 Absence of Certain Changes or Events.

(a) From December 31, 2011 through the date of this Agreement, (i) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and (ii) there has not been any event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From March 31, 2012 through the date of this Agreement, the Company has not taken any of the actions contemplated by Section 5.01(e).

Section 3.11 No Undisclosed Liabilities. Except for liabilities or obligations (whether or not accrued, contingent or otherwise) that are (a) reflected or reserved against in any of the Company’s consolidated balance sheets (or described in the notes thereto) included in Company Disclosure Documents or the published annual report (Reporte Anual) of the Company for 2011 (official Spanish version), or (b) incurred in the ordinary course of business since the date of the most recent of such balance sheets, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by Mexican GAAP or IFRS to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, other than those which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12 Absence of Litigation. There is no claim, action, proceeding or, to the knowledge of the Company, investigation, pending or, to the knowledge of the Company, threatened against the Company, Diblo or any of their respective Subsidiaries, or any of their respective properties or assets, at law or in equity, and there are no Orders, before any arbitrator or Governmental Authority, in each case as (i) has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) alleges a material violation of a criminal Law, in the case of clause (ii), as of the date hereof. As of the date hereof, there is no claim, action, proceeding or, to the knowledge of the Company, investigation, pending or, to the knowledge of the Company, threatened against the Company, Diblo or any of their respective Subsidiaries, or any of their respective properties or assets, at law or in equity, and there are no Orders, before any arbitrator or Governmental Authority, in each case as would prevent or materially delay consummation of the transactions contemplated hereby.

Section 3.13 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or Diblo other than as provided in the letter of engagement by and between the Company and Morgan Stanley & Co. LLC (which fees have been fully disclosed to ABI).

Section 3.14 Affiliate Transactions. Except for agreements, arrangements or other legally binding understandings that may be terminated by the Company or the applicable Subsidiary of the Company without penalty or premium, as of the date hereof, neither the Company, Diblo nor any of their respective Subsidiaries is a party to any agreement, arrangement or other legally binding understanding (whether oral or written) (including any purchase, sale, lease, investment, loan, service or management agreement) with any director or executive officer of the Company (excluding any director appointed by ABI) or any shareholder listed on Section 3.03(d) of the Company Disclosure Schedule (or any spouse, child, parent, sibling or grandchild of such shareholder) that is reasonably likely to result in a future payment to or from the Company or any of its Subsidiaries of in excess of US$1,000,000 in any 12-month period, in each case except as approved by the corporate practices committee of the board of directors of the Company.

Section 3.15 Tax Treatment. (a) Neither the Company nor Diblo has taken or caused to be taken any action, agreed to take or cause to be taken any action, or, as of the date hereof, is aware of any fact or circumstance that would prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code.

(b) Neither the Company nor Diblo has taken or caused to be taken any action, agreed to take or cause to be taken any action, or, as of the date hereof, is aware of any fact or circumstance that would prevent the Merger from qualifying as a tax-free transaction under Mexican tax law with respect to each of the Company and its Subsidiaries. The Company and Diblo are expected to comply with the requirements established in article 14-B of the Mexican Federal Tax Code (for the avoidance of doubt, the “Código Fiscal de la Federación”) in order for the Merger to qualify as a tax-free transaction under Mexican tax law.

(c) Except for the DIFA Merger Agreement and the DIFA Merger, if executed and/or consummated prior to or upon the Effective Time, neither the Company nor Diblo has or will have been a party to or otherwise engaged in a merger or a spin-off pursuant to the second paragraph of article 14-B of the Mexican Federal Tax Code during the five-year period ending on the date of the Merger.

(d) Neither the Company nor Diblo will be required to pay any income tax or flat rate business tax (for the avoidance of doubt, the “Impuesto Empresarial a Tasa Única”) or otherwise include in taxable income any amount with respect to any net operating loss as a result of the Merger. Except with respect to the net operating losses and the other tax items described and set forth on Section 3.15(d) of the Company Disclosure Schedule with respect to a relevant entity, none of the Company, Diblo or any of their Subsidiaries will be required to pay any income tax or flat rate business tax (for the avoidance of doubt, the “Impuesto Empresarial a Tasa Única”) or otherwise include in taxable income any amount with respect to any net operating loss, to dividends that did not derive from the previously-taxed-earnings account (for the avoidance of doubt, the “Cuenta de Utilidad Fiscal Neta” and the “Cuenta de Utilidad Fiscal Neta Reinvertida”) or to other tax items in connection with the recapture of benefits derived from the Mexican tax consolidation adopted by the Company.

Section 3.16 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3, none of the Company, Diblo or any other Person on behalf of the Company or Diblo makes any express or implied representation or warranty with respect to the Company or Diblo, including with respect to any other information provided to ABI, ABI Holdings or ABI Sub in connection with the transactions contemplated hereby.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ABI

Except as set forth in filings made by ABI prior to the date hereof with the SEC since December 31, 2009 that are publicly available (provided, however, that it was apparent from the face of such filings that such disclosure was relevant and responsive to the particular subsection or Section of these representations and warranties), ABI on behalf of itself, ABI Holdings and ABI Sub, and ABI Holdings on behalf of itself and ABI Sub on behalf of itself, represent and warrant to the Company and Diblo as follows:

Section 4.01 Organization and Qualification; Subsidiaries. Each of ABI, ABI Holdings and ABI Sub is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate, partnership or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals has not had and would not reasonably be expected to have, individually or in the aggregate, an ABI Material Adverse Effect. Each of ABI, ABI Holdings and ABI Sub is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as have not had and would not reasonably be expected to have, individually or in the aggregate, an ABI Material Adverse Effect.

Section 4.02 ABI Charter Documents. ABI has made available to the Company a complete and correct copy of the Charter Documents, each as amended to date, of ABI, ABI Holdings and ABI Sub. The Charter Documents of ABI, ABI Holdings and ABI Sub are in full force and effect. ABI, ABI Holdings and ABI Sub are not in violation of any provision of the Charter Documents of ABI or any of its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an ABI Material Adverse Effect.

Section 4.03 Authority Relative to Agreement. Each of ABI, ABI Holdings and ABI Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer and the other transactions contemplated hereby. The execution and delivery of this Agreement by ABI, ABI Holdings and ABI Sub and the consummation by ABI, ABI Holdings and ABI Sub of the Offer and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of ABI, ABI Holdings or ABI Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Offer and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by ABI, ABI Holdings and ABI Sub and, assuming the due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of each of ABI, ABI Holdings and ABI Sub, enforceable against ABI, ABI Holdings and ABI Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 4.04 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by ABI, ABI Holdings and ABI Sub do not, and the performance of this Agreement by ABI, ABI Holdings and ABI Sub will not, (i) conflict with or violate the Charter Documents of ABI, ABI Holdings or ABI Sub, (ii) assuming the consents, approvals, authorizations and waivers specified in Section 4.04(b) and the Required Approvals have been received and any required waiting periods have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to ABI, ABI Holdings or ABI Sub or by which any property or asset of ABI, ABI Holdings or ABI Sub is bound or affected, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to others any right of termination, amendment, acceleration or cancellation of any Material Contract to which ABI, ABI Holdings or ABI Sub is a party, or result in the creation of a Lien, upon any of the properties or assets of ABI, ABI Holdings or ABI Sub, other than, in the case of clauses (ii) and (iii), any such violations, conflicts, defaults, rights or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, an ABI Material Adverse Effect.

(b) The execution and delivery of this Agreement by ABI, ABI Holdings and ABI Sub do not, and the consummation by ABI, ABI Holdings and ABI Sub of the transactions contemplated by this Agreement will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements of (i) the 1934 Act, 1933 Act or “blue sky” Laws, (ii) any Antitrust Laws, (iii) the LMV, the General Issuers Rules and the Internal Mexican Stock Exchange Regulation, as the case may be, and the applicable rules and regulations promulgated thereunder, and (iv) any filings and approvals pursuant to the CNIE, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications has not had and would not reasonably be expected to have, individually or in the aggregate, an ABI Material Adverse Effect.

Section 4.05 No Additional Consents Required. Assuming the accuracy of the representations and warranties of the Company set forth in Section 3.03, no vote or other action of the holders of any class or series of capital stock of ABI is required by Law, the ABI Charter Documents or otherwise in order for ABI, ABI Holdings and ABI Sub to adopt this Agreement, approve the transactions contemplated by this Agreement and consummate the Offer and the other transactions contemplated hereby.

Section 4.06 Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of ABI, ABI Holdings, ABI Sub or any of their respective Subsidiaries specifically for inclusion or incorporation by reference in the Mexican Offer Documents will, at the time such Mexican Offer Documents are first communicated to shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by ABI, ABI Holdings, ABI Sub or any of their respective Subsidiaries with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or Diblo specifically for incorporation by reference in the Mexican Offer Documents.

Section 4.07 Absence of Litigation. As of the date hereof, there is no claim, action, proceeding or, to the knowledge of ABI, ABI Holdings or ABI Sub, investigation, pending or, to the knowledge of ABI, ABI Holdings or ABI Sub, threatened against ABI, ABI Holdings or ABI Sub, or any of their respective properties or assets at law or in equity, and there are no Orders, before any arbitrator or Governmental Authority, in each case as would reasonably be expected to have, individually or in the aggregate, an ABI Material Adverse Effect.

Section 4.08 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ABI, ABI Holdings or ABI Sub other than as provided in the letter of engagement by and between ABI and Lazard Ltd.

Section 4.09 Available Funds. ABI shall have on the Settlement Date sufficient funds to enable ABI to pay the aggregate Offer Consideration and to consummate all of the transactions contemplated hereby. ABI’s, ABI Holdings’ and ABI Sub’s obligations under this Agreement are not subject to any conditions regarding ABI’s, ABI Holdings’, ABI Sub’s or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

Section 4.10 Company Shares. As of the date of this Agreement, none of ABI or any Subsidiary of ABI owns, directly or indirectly, any (i) Company Series C Non-Voting Shares, (ii) securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or any of its Subsidiaries or (iii) except for the ABI Subscription contemplated in Section 2.10, options or other rights to acquire from the Company or any Subsidiaries of the Company, or other rights to require the Company or any Subsidiary of the Company to issue, any such capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or any of its Subsidiaries.

Section 4.11 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, none of ABI, ABI Holdings, ABI Sub or any other Person on behalf of ABI, ABI Holdings or ABI Sub makes any express or implied representation or warranty with respect to ABI, ABI Holdings or ABI Sub or with respect to any other information provided to the Company in connection with the transactions contemplated hereby.

ARTICLE 5

COVENANTS OF THE COMPANY

Section 5.01 Conduct of the Company and its Subsidiaries. The Company covenants and agrees that, between the date of this Agreement and the Settlement Date or the date, if any, on which this Agreement is terminated pursuant to Section 10.01, except (i) as may be required by Law, (ii) as may be agreed to in writing by ABI, (iii) as consented to or directed by ABI’s designees on the board of directors of the Company or any committee thereof with competent authority, (iv) as may be expressly permitted or contemplated by this Agreement or (v) as set forth in Section 5.01 of the Company Disclosure Schedule:

(a) the business of the Company and its Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice in all material respects and in compliance with all applicable Laws in all material respects and the Company shall comply with the Covenant Agreements and the Charter Documents of the Company, including with respect to the rights of ABI to consent to certain actions of the Company and its Subsidiaries under the Charter Documents of the Company;

(b) the Company shall not (and, as applicable, shall cause its Subsidiaries not to) issue, sell, pledge, dispose, encumber or grant any shares of its or its Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock, other than (i) in connection with the Merger, the DIFA Merger and the Share Restructuring, (ii) pursuant to the ABI Subscription and (iii) in connection with any capital increase or other similar action with respect to any direct or indirect wholly owned Subsidiary of (x) the Company or (y) Diblo, provided that such Subsidiary remains directly or indirectly wholly owned by the Company or Diblo;

(c) the Company shall not (and, as applicable, shall cause its Subsidiaries not to), except (i) as required pursuant to existing written agreements (including any collective bargaining agreements existing on the date hereof or entered into after the date hereof not in contravention of Section 5.01(f)) or benefit plans (including Company Benefit Plans) in effect as of the date hereof, or (ii) in connection with any new hire (including the hiring of an officer to replace a retiring, resigning, reassigned or terminated officer in the ordinary course of business ) or promotion based on job performance or workplace requirements (in the ordinary course of business): (A) except in the ordinary course consistent with past practice, increase the compensation or other benefits payable or to become payable to directors, officers or employees of the Company or any of its Subsidiaries, (B) grant any severance or termination pay to, or enter into any severance agreement with, any director, officer or employee of the Company or any of its Subsidiaries, (C) enter into any employment agreement with any director, officer or employee of the Company or any of its Subsidiaries, except for agreements in the ordinary course of business consistent with past practice with non-officers, or (D) enter into, terminate or modify any Company Benefit Plan (or any arrangement that would be a Company Benefit Plan if in effect on the date of this Agreement), except in the ordinary course consistent with past practice (1) with respect to Company Benefit Plans that generally apply to substantially all employees of the Company and its Subsidiaries or (2) with respect to Company Benefit Plans that generally only apply to similarly situated employees of the Company and its Subsidiaries, where such entry into, termination or modification does not materially increase the value of the benefits provided pursuant thereto (provided, that in no event shall the Company or its Subsidiaries (x) adopt any new severance plans without the prior written agreement of ABI or, (y) except as expressly permitted in the first paragraph of Section 5.01(c) of the Company Disclosure Schedule, award any compensation to replace any Company Performance Shares that would have been granted to directors, officers or employees of the Company and its Subsidiaries following the date hereof but for the restrictions set forth in Sections 5.01(b) and 5.01(c) of this Agreement;

(d) the Company shall not institute, declare or pay any dividend or distribution in respect of the capital stock of the Company; provided, however, that, in the event that the Settlement Date shall be reasonably expected to occur on or after January 1, 2013, the Company shall be permitted to declare and pay a dividend as set forth on Section 5.01(d) of the Company Disclosure Schedule;

(e) the Company shall not (and, as applicable, shall cause its Subsidiaries not to) take any actions outside the ordinary course of business, including acceleration of collection of receivables or deferral of payment of payables (including those owed by or to DIFA, as the case may be) and other expenses or capital expenditures, for the purpose of manipulating the dividend paid by the Company to its shareholders;

(f) the Company shall not (and, as applicable, shall cause its Subsidiaries not to) enter into any multi-year agreements involving the payment or receipt of amounts in excess of $15 million or its equivalent in Pesos;

(g) the Company shall not (and, as applicable, shall cause its Subsidiaries not to) exercise its call option held in relation to Crown JV set forth in Section 12.8 of the Amended and Restated Limited Liability Company Agreement of Crown JV, dated January 2, 2007 (as it may be amended from time to time, the “Crown JV Agreement”);

(h) prior to December 15, 2013, the Company shall not (and, as applicable, shall cause its Subsidiaries not to) exercise its call option held in relation to Crown JV set forth in Section 12.9 of the Crown JV Agreement;

(i) the Company shall perform all of its obligations under the DIFA Merger Agreement and shall, upon ABI’s reasonable request, use commercially reasonable efforts to enforce all of its rights under the DIFA Merger Agreement;

(j) the Company shall not (and, as applicable, shall cause its Subsidiaries not to) settle, compromise, discharge or agree to settle any action, suit, claim, investigation or proceeding other than settlements that (i) do not involve the payment by the Company or any of its Subsidiaries of monetary damages in excess of $15 million in the aggregate, after applying applicable reserves made specifically for such specific matter being settled, and do not involve any material injunctive or other non-monetary relief or that would impose material restrictions on the business or operations of the Company or its Subsidiaries, and (ii) provide for or otherwise result in a customary release of the Company and its Subsidiaries from all claims and do not provide for any admission of violation of Law by the Company or any of its Subsidiaries (provided, that, in the case of this clause (j), ABI shall not unreasonably withhold its agreement pursuant to clause (ii) of the first paragraph of this Section 5.01 following a written request for such agreement by the Company);

(k) the Company shall not (and, as applicable, shall cause its Subsidiaries not to) make or authorize any capital expenditure or lease commitment in excess of $15 million or its equivalent in Pesos that has not been included in a budget approved by the board of directors of the Company;

(l) the Company shall not (and, as applicable, shall cause its Subsidiaries not to) extend or renew its agreements with any of its import partners, including in respect of export markets, existing as of the date hereof, or enter into any new agreements with any new import partners; provided, that, in the case of any such existing agreements that shall expire prior to the Settlement Date (other than in respect of the agreements set forth on Section 5.01(l) of the Company Disclosure Schedule), the Company may renew such agreements by no more than two years;

(m) the Company shall not (and, as applicable, shall cause its Subsidiaries not to) invest its cash in financial investments other than in (i) cash equivalents or (ii) the ordinary course of business consistent with past practice;

(n) the Company shall not amend or terminate the Gondi Supply Agreement;

(o) the Company shall not (and, as applicable, shall cause its Subsidiaries not to) enter into, terminate, extend, renew or materially modify any collective bargaining agreements (provided, that, in the case of this clause (o), ABI shall not unreasonably withhold its agreement pursuant to clause (ii) of the first paragraph of this Section 5.01 following a written request for such agreement by the Company).

Section 5.02 Certain Actions. (a) The Company and its Subsidiaries shall use reasonable best efforts to take all actions as ABI may reasonably request to permit ABI and its Affiliates to comply with any accounting, auditing, regulatory, financial reporting or other obligations that become applicable to the Company and its Subsidiaries as of the Settlement Date under applicable Law, including furnishing such information and cooperating with ABI in the preparation of financial statements (under IFRS or other applicable standards), including any consolidated balance sheet of the Company as of the Settlement Date and any combined financial statements giving effect to the transactions contemplated hereby on a pro forma basis, and required regulatory filings with governmental and securities regulatory organizations. Without limiting the foregoing, the Company shall use reasonable best efforts to take actions as ABI may reasonably request to (i) facilitate the transition of the Company’s accounting and financial reporting practices, policies, procedures and systems to ABI’s accounting and financial reporting practices, policies, procedures and systems (including as may be needed to permit the Company to report under IFRS) as of the Settlement Date, (ii) allow the Company’s financial information to be reported to ABI on a timely basis from and after the Effective Time and in a format reasonably requested by ABI in order to permit ABI to include such financial information in its consolidated financial statements and (iii) take any steps reasonably requested by ABI to enable ABI to be in compliance with the applicable requirements of the Sarbanes-Oxley Act of 2002, including the requirements of Rule 404 thereunder, with respect to its acquisition of the Company from and after the Effective Time; provided, that the Company shall not be required to take any action that unreasonably interferes with the ongoing business of the Company and its Subsidiaries.

(b) Notwithstanding anything to the contrary in this Agreement, prior to the Effective Time, the Company shall take such actions as are necessary or advisable so that, upon consummation of the Merger, each Subsidiary of the Company shall continue to have at least two (2) holders of its capital stock; provided, however, that in connection with taking such actions, the Company shall not, and shall not permit any Subsidiary of the Company to, issue or sell any shares of capital stock of any Subsidiary of the Company to any Person that is not, directly or indirectly, a wholly owned Subsidiary of the Company or Diblo.

Section 5.03 Access to Information. To the extent permitted by applicable Laws, from the date hereof until the Settlement Date and subject to applicable Law, the Company shall, and shall cause its Subsidiaries to, (i) upon reasonable notice, give ABI and its Affiliates, and their respective counsel, financial and tax advisors, auditors and other authorized representatives, reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to ABI, its counsel, financial and tax advisors, auditors and other authorized representatives such financial, tax and operating data and other information as such Persons may reasonably request and (iii) instruct the employees, counsel, financial and tax advisors, auditors and other authorized representatives of the Company and its Subsidiaries to cooperate with ABI and its Affiliates in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section 5.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.

Section 5.04 No Solicitation; Other Offers.

(a) Except as required under applicable Law, the Company shall not, and shall not authorize or permit any of its Subsidiaries, officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any confidential information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, an Acquisition Proposal, or (iii) grant any waiver or release under any standstill or similar agreement to which the Company or any of its Subsidiaries is a party.

(b) The Company shall, and shall cause its Subsidiaries, officers, directors, employees, investment bankers, attorneys and other agents and advisors to, notify ABI promptly (but in no event later than 24 hours) after receipt by any of such Persons of any Acquisition Proposal, any indication by a third party to any of such Persons that it is considering making an Acquisition Proposal or any request for confidential information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party that the Company reasonably believes may be considering making, or has made, an Acquisition Proposal. The Company shall, and shall cause all such other Persons to identify the third party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall, and shall cause all such other Persons to, keep ABI fully informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request. The Company shall, and shall cause all such other Persons to, cease immediately and cause to be terminated any and all existing activities, discussions and negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal and use its commercially reasonable best efforts to cause any such Party (or its agents or advisors) in possession of confidential information about the Company or any of its Subsidiaries that was furnished by or on behalf of the Company to return or destroy all such information.

(c) For the avoidance of doubt, nothing in this Agreement shall restrict (i) any holder of Company Shares from considering, negotiating or accepting any Acquisition Proposal, and nothing herein shall be construed to require any holder of Company Shares to participate or sell Company Shares in the Offer or through the Trust, (ii) ABI or its appointed directors of the Company from voting against any Acquisition Proposal, and (iii) performance of the DIFA Merger Agreement.

Section 5.05 Notices of Certain Events. The Company shall, and shall cause its Subsidiaries to, promptly notify ABI of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from Constellation Brands, Inc. (“Constellation”) or a Representative of Constellation with respect to, or that could impact, this Agreement and the transactions contemplated hereby or the call rights set forth in Section 12.8 or 12.9 of the Crown JV Agreement;

(c) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(d) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that relate to this Agreement or the transactions contemplated hereby. During the pendency of any such action, suit, claim, investigation or proceeding, the Company shall keep ABI reasonably informed, on a current basis, of the status and details thereof (to the extent permitted by applicable Law and subject to considerations of attorney-client privilege), and the Company shall consult with ABI in good faith with respect to any settlement discussions and consider ABI’s view in connection therewith.

Section 5.06 Diblo Subsidiaries. Following the date hereof, to the extent permitted by applicable Law, Diblo and the Company shall, in consultation with ABI, use commercially reasonable efforts to cause each of the Subsidiaries of Diblo set forth on Section 5.06 of the Company Disclosure Schedule to convert to a sociedad de responsabilidad limitada (S. de R.L.) organized under the laws of Mexico prior to the Closing Date. The Company and Diblo shall, to the extent permitted by applicable Law and requested by ABI no later than thirty (30) days prior to the expected date of the Closing Date (it being understood that ABI shall make any such requests as soon as reasonably practicable), use commercially reasonable efforts to cause the owners and officers of each such Subsidiary to make tax elections for such Subsidiaries effective prior to the Effective Time treating such Subsidiaries as partnerships or entities disregarded from their respective owners for United States federal income tax purposes, including by preparing and filing an accurate and complete Internal Revenue Service Form 8832 (it being understood that ABI shall provide reasonable instructions and assistance in connection with such preparation and filing sufficiently prior to the Closing Date such that the foregoing can reasonably be accomplished prior to the Closing Date).

Section 5.07 Tax Cooperation. The Company and Diblo agree to reasonably cooperate with ABI in resolving issues regarding Mexican tax continuation in ABI Sub as the new holding company for purposes of Articles 64 and 65 of the Mexican Income Tax Law and other applicable related administrative tax provisions (for the avoidance of doubt, rule I.3.6.3. of the Miscellaneous Tax Resolutions for 2012 or any successor provision), as reasonably requested by ABI.

Section 5.08 Certain Operational Matters. If applicable, the Company shall take the actions set forth in Section 5.08 of the Company Disclosure Schedule prior to the Closing Date.

Section 5.09 Shareholder Meetings. The Company and Diblo will take, in accordance with applicable Law and the respective bylaws of the Company and Diblo, all action necessary to validly call and hold a general extraordinary shareholders’ meeting of each of the Company and Diblo on July 20, 2012 or, in the event that they are unable to hold such meetings on such date, within five days thereafter, to consider and vote upon the adoption of the Merger Resolutions. In the event that the Company or Diblo fail to obtain approval of the Merger Resolutions at such shareholders’ meetings or such shareholders’ meetings are not effective, then the Company and Diblo shall use their reasonable best efforts to call and hold a second general extraordinary shareholders’ meeting to consider and vote upon the adoption of the Merger Resolutions within thirty days following July 20, 2012.

ARTICLE 6

COVENANTS OF ABI, ABI HOLDINGS AND ABI SUB

ABI, ABI Holdings and ABI Sub agree that:

Section 6.01 Conduct of the Surviving Corporation. ABI, ABI Holdings and ABI Sub agree that, from the Effective Time until the Settlement Date, they will take no action to cause the Surviving Corporation to be operated other than in the same manner and subject to the same restrictions as required of the Company pursuant to Section 5.01.

Section 6.02 Certain Company Matters. ABI and the Company shall do or cause to be done all things necessary or advisable, so that from the Effective Time until the second anniversary of the Effective Time:

(i) Unless approved by the affirmative vote of the majority of the Non-ABI Directors, the existence of the Company shall be preserved.

(ii) Unless approved by the affirmative vote of the majority of the Non-ABI Directors, the name of the Company shall remain “GRUPO MODELO, S.A.B. DE C.V.”.

(iii) Unless approved by the affirmative vote of the Non-ABI Directors, the headquarters of the Company shall remain in Mexico City, Mexico.

(iv) The Company shall continue to honor its obligations under any collective bargaining agreements in effect as of the date of the Agreement (as they may be amended from time to time).

(v) Notwithstanding anything herein to the contrary, the provisions of this Section 6.02 shall not be amended, waived or otherwise modified prior to the second anniversary of the Effective Time unless unanimously approved by the Non-ABI Directors.

Section 6.03 Employee Matters. (a) For a period commencing at the Effective Time and continuing until one (1) year immediately following the Effective Time (or, if earlier, until such individual ceases to be employed by the Company and its subsidiaries), ABI shall cause the Company and its Subsidiaries to provide each individual who is employed by the Company and its Subsidiaries as of the Effective Time (the “Company Employees”) with (A) base salary, incentive opportunities and wage rates, as applicable, no less favorable than the base salary, incentive opportunities and wage rates provided by the Company and its Subsidiaries immediately prior to the Effective Time (taking into account the value of any restricted stock units, options, performance shares or other equity awards of the Company granted prior to the Effective Time), if any, and (B) employee benefits under plans, programs and arrangements that will provide benefits to each such Company Employee that are, in the aggregate, substantially as favorable as the benefits provided by the Company and its Subsidiaries to such Company Employee immediately prior to the Effective Time; provided that ABI shall not be required to cause the Company to issue any restricted stock units, options, performance shares or other equity awards of ABI or the Company (or of any of their respective Affiliates) after the Effective Time.

(b) The provisions of this Section 6.03 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.03, express or implied, shall confer upon any Company Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing in this Section 6.03, express or implied, shall be construed to prevent ABI from terminating or modifying to any extent or in any respect any benefit plan that ABI or the Company or any of their respective Subsidiaries may establish or maintain.

Section 6.04 Indemnification of Directors and Officers. (a) Except as may be required by applicable Law, ABI and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Settlement Date (and rights for advancement of expenses, if any) now existing in favor of the current or former directors or officers of the Company and its Subsidiaries (the “Indemnified Parties”) as provided in their respective Charter Documents or in any agreement shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and the Settlement Date and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified after the Effective Time, except for those set forth in any Charter Document, which shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time.

(b) ABI shall, or shall cause the Company to, maintain for a period of six (6) years following the Settlement Date the Company’s directors and officers insurance policy in effect on the date of this Agreement, on terms no less favorable than those in effect on the date of this Agreement for the Persons who are covered by such policy on the date of this Agreement. If for any reason ABI or the Company determines to discontinue such coverage during such six-year period, then ABI shall, or shall cause the Company to, obtain a fully paid non-cancellable “tail” or similar insurance policy for the remainder of such six-year period that provides coverage for events occurring prior to the Settlement Date on terms no less favorable than the coverage provided under the Company’s directors and officers insurance policy in effect on the date of this Agreement for the Persons who are covered by such policy on the date of this Agreement. Notwithstanding the foregoing, (i) neither ABI nor the Company shall be required to pay more than three hundred percent (300%) of the annual cost of the Company’s current policy for the annual premiums required to continue such directors’ and officers’ policy or for the one-time payment to purchase such tail policy and (ii) as an alternative, ABI or the Company may purchase a substitute policy which (A) has an effective term of six (6) years from the Settlement Date, (B) covers those persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring on or prior to the Settlement Date, and (C) contains terms and conditions that are no less favorable to the insured than those of the Company’s directors’ and officers’ insurance policy in effect as of the date hereof.

(c) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(d) In the event that the Company or its successors or assigns consolidates with or merges into any other Person and shall not be the continuing company or entity of such consolidation or merger, proper provision shall be made so that the successors and assigns of the Company shall succeed to the obligations set forth in this Section 6.04.

(e) ABI shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided in this Section 6.04.

(f) When any director or officer of the Company resigns or is otherwise removed from the board of directors of the Company or from his or her employment with the Company, the lawful actions of such individual in his or her capacity as such shall be ratified and he or she shall be released from all liability for such lawful actions on terms customary in Mexico and consistent with the practice of Company prior to the Effective Time, it being understood that in no event shall any ratification or release be made in respect of any director or officer who has been terminated for cause, has committed a criminal offense or has engaged in any acts of fraud, gross negligence or willful misconduct.

Section 6.05 Notices of Certain Events. ABI shall, and shall cause its Subsidiaries to, promptly notify the Company of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from Constellation or a Representative of Constellation with respect to, or that could impact, this Agreement and the transactions contemplated hereby or the call rights set forth in Section 12.8 or 12.9 of the Crown JV Agreement;

(c) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(d) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of ABI, threatened against, relating to or involving or otherwise affecting ABI or any of its Subsidiaries that relate to this Agreement or the transactions contemplated hereby. During the pendency of any such action, suit, claim, investigation or proceeding, ABI shall keep the Company reasonably informed, on a current basis, of the status and details thereof (to the extent permitted by applicable Law and subject to considerations of attorney-client privilege), and ABI shall consult with the Company in good faith with respect to any settlement discussions in connection therewith and consider the Company’s view in connection therewith.

Section 6.06 DIFA Merger Agreement. ABI shall perform all of its obligations under the DIFA Merger Agreement.

Section 6.07 ABI Voting Agreement. ABI shall attend and represent all of its Company Series B Shares and Diblo Series B-II Shares at the respective general extraordinary shareholders’ meeting (and any second shareholders’ meeting called by the Company or Diblo as contemplated by Section 5.09) of the Company and Diblo, as the case may be, occurring on the Shareholders’ Meetings Date and shall vote all such shares in favor of the approval of the Merger Resolutions.

ARTICLE 7

COVENANTS OF THE PARTIES

The parties hereto agree that:

Section 7.01 Certain Filings.

(a) The Company and ABI shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required or advisable, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts of the Company or ABI or any of their respective Subsidiaries, in connection with the consummation of the transactions contemplated by this Agreement, and (ii) in taking such actions or making any such filings (including with the CNBV, the BMV, the CNIE and any other Governmental Authorities), furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. This cooperation shall include, but shall not be limited to, any filings to be made with tax authorities or other actions reasonably required to be taken in connection with the maintenance and continuation of existing tax consolidation authorizations, including the Mexican tax consolidation of the Company, and the transfer of the tax consolidation authorization to another entity designated by ABI.

(b) ABI will use its reasonable best efforts to obtain as promptly as reasonably practicable the approval to commence the Offer from the CNBV (including updating the registration of the Company’s stock with the RNV) and all other applicable Governmental Authorities.

Section 7.02 Efforts and Actions to Cause Merger and Offer to Occur.

(a) Prior to the Closing Date or the Settlement Date, as applicable, upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and assist and cooperate with the other parties and with each other in doing, all things necessary, proper or advisable (subject to applicable Law) to consummate and make effective the transactions contemplated hereby, including the Merger and the Offer (in the case of the Merger, prior to the Termination Date), including: (i) the preparation and filing of all filings, notices, notifications, petitions, requests, statements, folletos informativos, registrations and updates to registrations, submissions of information, applications and other documents with Governmental Authorities (together, “Filings”) necessary or advisable to consummate the transactions contemplated hereby, including the Merger and the Offer; and (ii) the taking of all such other actions as are necessary or advisable to obtain the Required Approvals or any other necessary or advisable consents, approvals, permits, waivers, authorizations, qualifications, clearances, expirations or terminations of waiting periods or non-actions (together, “Consents”) from or with respect to any Governmental Authority or other Person. In furtherance and not in limitation of the foregoing, each party shall use its reasonable best efforts to cooperate with the others in determining, including providing the other party with any information which is reasonably necessary to determine or to confirm, which Filings are required or advisable to be made with, and which Consents are required or advisable to be obtained from or with respect to, Governmental Authorities or other Persons in connection with the consummation of the transactions contemplated hereby (subject to any applicable confidentiality restrictions and applicable Law, provided, that any such party so restricted shall use its reasonable best efforts to provide such information in a manner that does not violate the applicable confidentiality restriction or applicable Law), and each party shall promptly after the date hereof (to the extent not made prior to the date hereof) (A) make or cause to be made all Filings required of such party in order to obtain all Required Approvals, including under the HSR Act and the Federal Law of Economic Competition (Ley Federal de Competencia Económica), and in order to obtain approval under any other applicable Antitrust Laws, (B) make or cause to be made all Filings required to be made with the CNBV and (C) comply with any request of any Governmental Authority in connection therewith for additional information, documents or other materials received by such party from such Governmental Authority in respect of such Filings or such transactions, including participating in meetings (whether substantive, reporting or courtesy) with officials of such Governmental Authority during the course of its review of this Agreement and the transactions contemplated hereby.

(b) To the extent not prohibited by the relevant Governmental Authority, the parties shall jointly participate in, and shall cooperate with each other with respect to, all discussions, negotiations and other communications with all Governmental Authorities and other Persons in connection with the Required Approvals or Consents. Each party shall cooperate, and cause its Representatives to cooperate, with the others and any Governmental Authority and such other Persons in furnishing all information reasonably necessary to obtain, or in connection with obtaining, any such Required Approval or Consent. If any information to be furnished by one party to another party contains confidential competitively-sensitive information, the disclosing party may restrict the receipt of such information to the receiving party’s external counsel; provided, that to the extent reasonably practicable the disclosing party also shall provide a redacted version of such information to the receiving party. In connection with the actions and other matters referenced in this Section 7.02, no party shall be required to take any action prohibited by applicable Law. To the extent not prohibited by the relevant Governmental Authority, without limiting the foregoing, each of the parties shall, and shall cause its Representatives to, (i) promptly and in reasonable detail inform the others of any written or material oral communication received from or given to any Governmental Authority or such other Persons, and provide the others with copies of any such written communication, (ii) permit the others to review in advance, to the extent practicable with reasonable time and opportunity to comment and consider in good faith the views of the others with respect to, any proposed submission, correspondence, Filing or other communication by any party to or with any Governmental Authority or such other Persons, including any submission, correspondence, Filing or other communication explaining or defending this Agreement or the transactions contemplated hereby or articulating any regulatory or competitive argument or responding to any request or objection made by any Governmental Authority or such other Persons, (iii) provide reasonable prior notice to and, to the extent practicable, consult with the others in advance of any meeting, material conference or material discussion with any Governmental Authority or such other Persons and (iv) give the others (including their outside counsel) the opportunity to attend and participate in such meetings, conferences and discussions. If reasonably requested by ABI or its Subsidiaries, and if not prohibited from doing so by the relevant Governmental Authority, the Company and its Subsidiaries shall, upon reasonable notice, cause an informed representative thereof to attend any one or more meetings, either by phone or in person, with ABI or its Subsidiaries before a Governmental Authority in support of obtaining the Required Approvals. In connection with the parties’ obligations under this Section 7.02(b), each party shall use its reasonable best efforts to ensure that the other parties are not prohibited by any Governmental Authority from participating in any meetings, discussions, negotiations, conferences or other communications with such Governmental Authority. Without limiting the parties’ obligations under this Section 7.02, other than in respect of the matters contemplated in Section 7.02(h), ABI’s decision with respect to matters relating to the Required Approvals or any Consent of any Governmental Authority will control.

(c) In connection with this Section 7.02, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated hereby, and each party shall use its reasonable best efforts to: (i) defend any suit, action or other legal proceeding, whether judicial or administrative, relating to or arising under any Antitrust Law challenging this Agreement or the transactions contemplated hereby; (ii) avoid the entry of, or have vacated, overturned or terminated, including by appeal if necessary, any decree, order or judgment (whether preliminary, temporary or permanent, and whether for an injunction, temporary restraining order, stay or otherwise) that would reasonably be expected to restrain, prevent, materially impede, materially interfere with, or delay beyond the Termination Date the consummation of the transactions contemplated hereby; and (iii) avoid or eliminate, or minimize the impact of, each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby, including by using its reasonable best efforts, subject to the immediately following sentence of this Section 7.02(c) and the provisions of Section 7.02(d), to propose, negotiate, commit to and effect any divestiture, hold separate condition or any other undertaking, condition, remedy, restriction, obligation, consent decree, settlement, stipulation, commitment, action or agreement (each, a “Remedial Action”), in each case as may be required in order to obtain any Required Approvals or other Consents of Governmental Authorities necessary to enable the consummation of the transactions contemplated hereby to occur no later than the Termination Date. Notwithstanding anything to the contrary in this Agreement, but subject to the immediately following proviso, it is understood and agreed that ABI (1) shall have the right, but not the obligation, in good faith, to oppose (through litigation, by refusing to accept or agree or consent to, or through other lawful means) any request, attempt or demand by any Governmental Authority or other Person for any Remedial Action with respect to any assets, brands, brand families, trademarks or other intellectual property rights, businesses, product lines (including production and distribution assets and rights relating thereto), contract rights or other tangible or intangible assets or property of ABI or the Company or their respective Subsidiaries or Affiliates, and (2) shall have the sole discretion and authority, in good faith and in consultation with the Company (as provided in Section 7.02(b)), to determine and implement the strategy and timing for making any offers or proposals for, or accepting or agreeing to, any such Remedial Action; provided that, notwithstanding the foregoing or anything to the contrary in this Agreement, but subject to the immediately following proviso, to the extent necessary to obtain the Required Approvals and any other required Consents of any such Governmental Authority or to otherwise take the actions contemplated by Section 7.02(a)(ii) (with respect to Consents from any Governmental Authority) and clauses (i), (ii) and (iii) of the first sentence of this Section 7.02(c) sufficiently in advance of the Termination Date to permit the consummation of the Merger by the Termination Date, ABI shall use its reasonable best efforts to take such actions (including offering, proposing, negotiating, committing to, accepting and agreeing to any Remedial Action) at least 90 days prior to the Termination Date (it being understood and agreed by the Company that, subject to ABI not taking any actions or failing to take any actions with the intention of making the Merger or the Offer not capable of receiving the Required Approvals prior to the Termination Date, and consulting with the Company as required hereunder, ABI shall not be in breach of its obligations under this Agreement solely by reason of the fact that it determines not to make offers or proposals for, or negotiate, commit to, accept or agree to, any such Remedial Action until 90 days prior to the Termination Date); provided, further, that, notwithstanding anything to the contrary in this Agreement (including the foregoing proviso), in no event shall ABI, the Company or any of their respective Subsidiaries or Affiliates be obligated to propose or agree to accept any Remedial Actions (A) the effectiveness or consummation of which are not conditional on the consummation of the Merger or (B) to the extent such Remedial Actions, individually or in the aggregate, would reasonably be expected to constitute a Regulatory MAE. In addition, it is understood and agreed that ABI and its Affiliates shall not be required to, and the Company and its Affiliates will not without the prior written consent of ABI, propose, negotiate, commit to or effect any Remedial Action whatsoever to obtain any Consent of any Person that is not a Governmental Authority if such Consent is not reasonably necessary to effect a Remedial Action required in order to obtain any Required Approvals or other Consents of Governmental Authorities.

(d) For purposes of Section 7.02(c), except to the extent expressly waived in writing by ABI in its sole discretion, one or more Remedial Actions shall constitute a “Regulatory MAE” if and to the extent such Remedial Actions, individually or in the aggregate with all other Remedial Actions taken together, either (i) would reasonably be expected to result (after giving effect to any net after-tax proceeds or other benefits reasonably expected to result from any such Remedial Action) in adverse valuation effects (measured on a net present value basis) to (A) the business, results of operations or financial condition of (x) the Company or its Subsidiaries, or (y) ABI or its Subsidiaries either before or after giving effect to the Merger and the Offer or (B) any anticipated benefits (net of any costs associated with or relating to such anticipated benefits so affected) reasonably expected to result to ABI, the Company and their respective Subsidiaries from the Merger or the Offer, that, in the case of (A) and (B), individually or in the aggregate exceed $3 billion or (ii) would require ABI, the Company or any of their respective Subsidiaries or Affiliates to divest, sell, dispose, assign, split (with respect to asset, brand, brand family, trademarks or geography), license any rights with respect to or enter into a co-existence agreement or agreement providing for a covenant not to sue, or take or agree to other actions, commitments or restrictions (including with respect to marketing) with respect to any Major Brand, any Major Brand Assets or a Major Brand Business. The following shall be deemed to constitute “Major Brands”: the Budweiser, Bud Light, Michelob, Corona or Modelo trademarks, brands or brand families or any extension or derivative thereof reasonably considered to be within such trademark, brand or brand family. The following shall be deemed to constitute “Major Brand Assets”: any tangible or intangible assets or property (including trademarks, trade names, trade dress and other intellectual property rights) and contract or other rights owned, used or held for use by ABI, the Company, Crown JV or any of their respective Subsidiaries primarily in connection with, or otherwise to the extent primarily relating to, the manufacture, marketing, sale and/or distribution of any product(s) sold under any Major Brand(s). “Major Brand Business” means: the operation of any of the Major Brands businesses.

(e) For purposes of the definition of “Regulatory MAE”, adverse valuation effects shall include any losses, costs, fines, penalties, expenses or damages incurred or paid in connection with, or to the extent arising from, any Remedial Action (including any losses, costs, fines, penalties, expenses or damages incurred or paid in connection with or to the extent arising from (x) any current or future investigations, demands or claims against or involving the Company or its Subsidiaries by the Mexican Federal Competition Commission (Comisión Federal de Competencia) in respect of any actions, or failures to act, by the Company or any of its Subsidiaries, whether prior to or after the date hereof (the “Mexican Competition Matters”) or (y) any claim by any third party that (A) the Company, ABI or any of their respective Subsidiaries has breached an obligation to such third party as a result of its compliance with the requirements of a Remedial Action or (B) its consent was required to effect a Remedial Action (in the case of clause (y), to the extent of losses, costs, fines, penalties, expenses or damages reasonably expected to be incurred or paid in connection therewith, or to the extent arising therefrom)). The parties understand and agree that a reasonable monetary estimate of qualitative effects of a Remedial Action, including without limitation, any reputational harm, competitive disadvantage, lost business opportunity or other qualitative harm, shall be included, without duplication, in the determination referenced in clause (i) of Section 7.02(d).

(f) Notwithstanding anything to the contrary in this Agreement, in the event that the Merger shall not have been consummated due to a Regulatory MAE under Section 7.02(d)(i) and a material portion of the $3 billion in aggregate adverse valuation effects giving rise to such Regulatory MAE is attributable to Remedial Actions required by the Mexican Federal Competition Commission (Comisión Federal de Competencia) and/or is attributable to the Mexican Competition Matters, the Termination Fee shall not be payable.

(g) Unless otherwise agreed with ABI or its Representatives, the Company and Diblo shall use reasonable best efforts to ensure that their respective Representatives shall not communicate with Constellation or its Representatives in respect of the transactions contemplated hereby, including with respect to changes or amendments or potential changes or amendments to the Crown JV or any agreements relating thereto or any new agreements relating thereto in connection with the transactions contemplated hereby. Each of the Company and Diblo acknowledges that ABI, solely on behalf of itself, shall have the sole and exclusive right to discuss and negotiate with Constellation with respect to any of the matters referred to in the immediately preceding sentence; provided, however, that none of ABI or any of its Affiliates shall enter into any amendment or agreement with Constellation or any of its Affiliates that could reasonably be expected to have any impact on the Company or any of its Subsidiaries or on Crown JV or any of its Subsidiaries, or on any of their respective businesses, in the event that the Settlement Date has not occurred (it being understood that ABI may enter into such amendments or agreements having such an impact at or after the Effective Time and prior to the Settlement Date with the prior written consent of the Company, such consent not to be unreasonably withheld); provided, further, however, that, to the extent reasonably practicable, ABI shall (i) promptly inform in reasonable detail the Company and its Representatives of any written or material oral communication received from or given to Constellation or its Representatives, and provide the Company and its Representatives with copies of any such written communication, (ii) permit the Company and its Representatives to review in advance, with reasonable time and opportunity to comment, and consider in good faith the views of the Company and its Representatives with respect to, any proposed material communication by ABI or its Representatives to Constellation or its Representatives and (iii) provide reasonable prior notice to and consult with the Company and its Representatives in advance of any meeting, material conference or material discussion with Constellation or its Representatives. The Company shall use its reasonable best efforts to cooperate with ABI in executing and consummating any agreements reached between ABI (and/or any of its Affiliates), on the one hand, and Constellation (and/or any of its Affiliates), on the other hand, in connection with the transactions contemplated hereby; provided, that in no event shall the Company be required to execute or consummate any such agreements that will or may become effective prior to the earlier of (x) the Settlement Date and (y) the latest date specified by a Governmental Authority as acceptable for purposes of meeting any conditions (including the performance of a Remedial Action) to a Required Approval that shall permit the transactions contemplated hereby, including the Merger and the Offer, to be consummated. In connection with any sale of the membership or other interest in Crown JV, the Company shall cooperate in making a tax election under Section 754 of the Code and execute any tax documentation reasonably requested by ABI in connection therewith. For the avoidance of doubt, it is understood and agreed that any changes to the price and economic terms of the Crown Agreements, after giving effect to the amendments entered into as of the date hereof (collectively, the “Amended Crown Agreements ), or any changes to the other terms of the Amended Crown Agreements that are not material to the structure of the relationship between or among ABI and Crown and the other parties under the Amended Crown Agreements, shall be deemed not to be a Remedial Action for purposes of determining whether a Regulatory MAE has occurred under clause (ii) of Section 7.02(d) but shall be included in the determination of adverse valuation effects for purposes of determining whether a Remedial Action constitutes a Regulatory MAE under clause (i) of Section 7.02(d); provided, however, that it is further understood and agreed that each of (A) any change in the ownership rights in respect of (x) the Modelo or Corona Major Brands, including the ownership of or rights in intellectual property of Modelo or Corona or any obligation to license such Major Brands to a third party that does not have a license on the date hereof, (y) the Major Brand Assets of Modelo or Corona or (z) the Major Brand Business of Modelo or Corona, and (B) any change to material non-economic terms of the structure of the relationship between or among ABI and Crown and the other parties under the Amended Crown Agreements, shall be deemed to be a Remedial Action for purposes of determining whether a Regulatory MAE has occurred under clause (ii) of Section 7.02(d).

(h) Notwithstanding the last sentence of Section 7.02(b) and ABI’s rights to determine and implement the strategy and timing for making any offers or proposals for, or accepting or agreeing to, any Remedial Action pursuant to Section 7.02(c), ABI hereby acknowledges and agrees that the Company, solely on behalf of itself and its Subsidiaries, shall have the sole and exclusive right to discuss and negotiate with the Governmental Authorities in Mexico with respect to the Mexican Competition Matters and, in good faith and in consultation with ABI (as provided in Section 7.02(b)), to determine and implement the strategy and timing for making any offers or proposals for, or accepting or agreeing to, any Remedial Action solely in respect the Mexican Competition Matters; provided, however, that, to the extent not prohibited by the relevant Governmental Authority, the Company shall (i) promptly inform in reasonable detail ABI and its Representatives of any written or material oral communication relating to the Mexican Competition Matters received from or given to the Governmental Authorities in Mexico having jurisdiction over the Mexican Competition Matters, and provide ABI and its Representatives with copies of any such written communication, (ii) permit ABI to review in advance, to the extent practicable with reasonable time and opportunity to comment and consider in good faith the views of ABI and its Representatives with respect to, any proposed material communication by the Company or its Representatives to such Governmental Authorities, (iii) provide reasonable prior notice to and, to the extent practicable, consult with ABI and its Representatives in advance of any meeting, material conference or material discussion with such Governmental Authority and (iv) give ABI (including its outside counsel) the opportunity to attend and participate in such meetings, conferences or discussions. Notwithstanding Section 5.01(j), the Company shall not settle, compromise, discharge or agree to settle any of the Mexican Competition Matters without the prior written consent of ABI, which consent shall not be unreasonably withheld.

Section 7.03 Financing. (a) The Company shall provide, and shall cause its Subsidiaries to provide, and shall use reasonable best efforts to cause the Company’s independent auditors, counsel and other Representatives to provide, all reasonable cooperation in connection with the arrangement of the financing contemplated in connection with the consummation of the transactions contemplated hereby (the “Financing”) as may be reasonably requested by ABI (provided that the Company shall not be required to provide cooperation under this Section 7.03 that unreasonably interferes with the ongoing business of the Company and its Subsidiaries or exposes the Company or its Representatives to liability or costs not indemnified or reimbursed by ABI), including:

(i) arranging for senior management of the Company (x) to meet at reasonable times and on a reasonable number of occasions with rating agencies, prospective lenders and investors in presentations, meetings and due diligence sessions, (y) to provide reasonable and customary management and legal representations to auditors and (z) to provide reasonable assistance with the preparation of business projections and similar materials (provided that, in the case of this clause (i), such cooperation does not unreasonably impair the ability of such members of senior management to carry out their duties to the Company);

(ii) otherwise reasonably cooperating with the marketing efforts of ABI and its financing sources for any of the Financing;

(iii) upon reasonable request, furnishing ABI and its financing sources with such financial and other pertinent information, including historical financial statements for the prior completed fiscal year and any subsequent interim period prepared in accordance with IFRS and lists of financial indebtedness and Liens, regarding the Company as shall exist (or if not existing, using reasonable best efforts to prepare such financial or other pertinent information) as may be reasonably requested by ABI, including such financial or other pertinent information as may be requested by ABI in connection with the preparation of combined financial information on a pro forma basis;

(iv) using reasonable best efforts to obtain reasonable and customary legal opinions relating to the Financing as may reasonably be requested by ABI;

(v) using reasonable best efforts to provide and execute necessary documents and certificates (including certificates of the chief financial officer of any of the Company or its Subsidiaries with respect to financing matters), as may be reasonably requested by ABI; and

(vi) using reasonable best efforts to cause its independent accountants to provide assistance and cooperation with ABI, including the provision of customary comfort letters, and in the preparation of an offering document for the Financing and consent to inclusion of audit reports in any registration statements and offering documents;

provided, however, that, in each case, no obligation of the Company or any of its Subsidiaries or any of their respective directors, officers, employees or representatives under any instrument or agreement (but excluding opinions and certificates and any other document required to be provided prior to drawdown of the Financing) shall be effective or be binding on the Company, such Subsidiary or representative prior to the Settlement Date.

(b) ABI, ABI Holdings and ABI Sub hereby agree and acknowledge that the Financing is not a condition to the consummation of the transactions contemplated by this Agreement.

Section 7.04 Public Announcements. The parties hereto shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable Law or any listing agreement with any applicable securities exchange, will not issue any such press release or make any such public statement prior to such consultation, to the extent practicable; provided that following the initial public announcement of this Agreement, each of the parties may make internal announcements to their respective employees or further public disclosure, which it deems appropriate in its sole judgment, including to securities analysts, institutional investors and rating agencies and in press interviews, which, in each case, are otherwise consistent with the parties’ prior public disclosures regarding the Agreement and the transactions contemplated hereby.

Section 7.05 Integration Preparation. Subject to and to the extent permitted by applicable Law, the Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause the members of its management to, cooperate in all reasonable respects with ABI prior to the Settlement Date in its planning to do what is reasonably necessary or advisable to facilitate the integration of the activities, policies and programs of the Company with the activities, policies and programs of ABI and its Subsidiaries as promptly as reasonably practicable after the Settlement Date.

Section 7.06 Translation. Within a period not to exceed thirty (30) days from the date hereof, ABI and the Company shall use their reasonable best efforts to cause their respective Representatives to prepare a mutually agreed upon translation into the Spanish language of this Agreement (including the Annexes, Schedules and Exhibits hereto, and any other agreements entered into in connection herewith or in connection with the transactions contemplated hereby) for purposes of disclosure to Mexican authorities to the extent required by such authorities. In the event of any conflict between such Spanish language translations and the English version, the English version will control.

ARTICLE 8

CONDITIONS TO THE MERGER

Section 8.01 Conditions to the Merger. The consummation of the Merger shall be subject to the following conditions precedent, each of which shall have been satisfied, or waived by the applicable party indicated in the relevant subsection (it being understood that conditions that may be waived by only one party are conditions solely to such party’s obligations), prior to the Closing Date:

(a) the Required Approvals shall have been obtained;

(b) no preliminary, temporary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a Governmental Authority, nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority after the date hereof, shall be in effect that would make the Merger, the Offer and the transactions contemplated by this Agreement illegal or otherwise prevent the consummation thereof, unless waived by the Company and ABI;

(c) the representation and warranty of the Company and Diblo set forth in Section 3.03 (Capitalization) shall be true and correct as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) in all material respects, and each other representation and warranty of the Company and Diblo contained in this Agreement that is qualified by a “Company Material Adverse Effect” shall be true and correct, and each of the representations and warranties of the Company and Diblo contained in this Agreement that are not so qualified shall be true and correct except for such failures to be true and correct as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in each case as of the date of this Agreement, and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), unless waived by ABI;

(d) each of the representations and warranties of ABI, ABI Holdings and ABI Sub contained in this Agreement that is qualified by an “ABI Material Adverse Effect” shall be true and correct, and each of the representations and warranties of ABI, ABI Holdings and ABI Sub contained in this Agreement that are not so qualified shall be true and correct except for such failures to be true and correct as have not had and would not reasonably be expected to have, individually or in the aggregate, an ABI Material Adverse Effect, in each case as of the date of this Agreement and as of Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), unless waived by the Company;

(e) the Covenant Agreements, the Continuing Covenants Letter Agreement and the Charter Documents of the Company shall remain in full force and effect, and no material breach by a party other than ABI, ABI Holdings or ABI Sub of the Covenant Agreements or the Continuing Covenants Letter Agreement that would reasonably be expected to prevent, materially interfere with or materially restrict the transactions contemplated hereby, or the benefits therefrom, or any breach of the Charter Documents, shall have occurred, unless waived by ABI;

(f) each of the Company and Diblo shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, unless waived by ABI;

(g) each of ABI, ABI Holdings and ABI Sub shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, unless waived by the Company;

(h) no material breach by ABI, ABI Holdings or ABI Sub of the Covenant Agreements or the Continuing Covenants Letter Agreement that would reasonably be expected to prevent, materially interfere with or materially restrict the transactions contemplated hereby, or the benefits thereof, shall have occurred, unless waived by the Company;

(i) the Company and Diblo shall have delivered to ABI a certificate, dated the Closing Date and signed by the Company’s chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 8.01(c) and Section 8.01(f) have been satisfied, unless waived by ABI;

(j) ABI shall have delivered to the Company a certificate, dated the Closing Date and signed by its chief executive officer or another senior officer on behalf of ABI, ABI Holdings and ABI Sub, certifying to the effect that the conditions set forth in Section 8.01(d) and Section 8.01(g) have been satisfied, unless waived by the Company;

(k) the EXT Agreement shall remain in full force and effect, unless waived by ABI;

(l) since the date of this Agreement, there shall not have been any change, effect or circumstance that, as demonstrated by the party asserting the failure of this condition by clear and convincing evidence, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, unless waived by ABI;

(m) the Merger Resolutions shall have been duly adopted by the requisite vote of the shareholders of the Company and Diblo (other than ABI and its Affiliates) at a general extraordinary shareholders’ meeting of each of the Company and Diblo, in accordance with applicable Law and the bylaws of the Company and Diblo, respectively, unless waived by ABI; and

(n) the Merger Resolutions shall have been duly adopted by the requisite vote of the shareholders of the Company and Diblo (other than holders of the Company Series A Shares or the Company) at a general extraordinary shareholders’ meeting of each of the Company and Diblo, in accordance with applicable Law and the bylaws of the Company and Diblo, respectively, unless waived by the Company.

ARTICLE 9

CONDITIONS TO THE OFFER

Section 9.01 Conditions to Commence the Offer. The obligation of ABI, ABI Sub and the Offeror to commence the Offer is subject solely to:

(a) consummation of the Merger, in accordance with the terms set forth in this Agreement, unless waived by the Company and ABI;

(b) the Required Approvals set forth in Items 5 and 6 of Annex A, if such Required Approvals were not obtained prior to the Effective Time in accordance with the last paragraph of Annex A, shall have been obtained, unless waived by the Company and ABI; and

(c) no preliminary, temporary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a Governmental Authority, nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority after the date hereof, shall be in effect that would make the Offer illegal or otherwise prevent the consummation thereof, unless waived by the Company and ABI.

ARTICLE 10

TERMINATION

Section 10.01 Termination. This Agreement may be terminated and the Offer may be abandoned at any time prior to the Settlement Date:

(a) by mutual written agreement of the Company and ABI;

(b) by the Company or ABI if the Merger has not been consummated on or before December 30, 2013 (as it may be extended, the “Termination Date”); provided, that if on the date of such written election (i) either of the conditions set forth in Section 8.01(a) or Section 8.01(b) has not been satisfied or (ii) litigation with any Governmental Authority that is challenging the consummation of the transactions contemplated hereby under Antitrust Laws has been commenced, then, at the written election of the Company or of ABI, the Termination Date may be extended by a period of 90 calendar days (and in the case of such extension, any reference to the Termination Date in any other provision of this Agreement shall be a reference to the Termination Date, as extended); provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by the Termination Date;

(c) by the Company or ABI if there shall be any law or regulation enacted after the date hereof that makes consummation of the Merger or Offer illegal or by the Company or ABI if any judgment, injunction, order or decree of any Governmental Authority having competent jurisdiction enjoins the consummation of the Merger or Offer and such judgment, injunction, order or decree shall have become final and nonappealable;

(d) by ABI if the holders of at least 25% of the issued and outstanding Company Shares have accepted an Acquisition Proposal and have voted (or agreed to vote) in favor of, sold or tendered (or agreed to sell or tender) Company Shares in respect of or entered into definitive agreements in respect of the transaction(s) contemplated by such Acquisition Proposal;

(e) by ABI if the adoption of the Merger Resolutions by the shareholders of each of the Company and Diblo referred to in Section 8.01(m) shall not have occurred at the general extraordinary shareholders’ meetings of the Company and Diblo held on the Shareholders’ Meetings Date or the second general shareholders’ meeting contemplated by Section 5.09; or

(f) by the Company if the adoption of the Merger Resolutions by the shareholders of each of the Company and Diblo referred to in Section 8.01(n) shall not have occurred at the general extraordinary shareholders’ meetings of the Company and Diblo held on the Shareholders’ Meetings Date or the second general shareholders’ meeting contemplated by Section 5.09.

The party desiring to terminate this Agreement pursuant to this Section 10.01 shall give written notice of such termination to each other party hereto.

Section 10.02 Effect of Termination. Subject to this Section 10.02, Section 10.03, Section 10.04 and Section 10.05, if this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect with no liability on the part of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party hereto; provided, however, that if such termination pursuant to Section 10.01 shall result from the (1) willful and material failure of any party to fulfill a condition to the performance of the obligations of the other party or (2) willful and material failure of any party to perform a covenant hereof, such party shall be fully liable for any and all damages (which, in the case of any such willful and material failure by ABI, ABI Holdings or ABI Sub, the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven claims for damages based on loss of the economic benefits of the transaction to the Company’s stockholders, which shall be deemed in such event to be damages of the Company) incurred or suffered by any other party as a result of such failure.

Section 10.03 Non-Survival of Representations, Warranties and Agreements. Except as otherwise set forth herein, the representations and warranties and agreements contained in this Agreement and any certificate delivered pursuant hereto shall terminate at the earlier of the Settlement Date and the termination of this Agreement pursuant to Section 10.01, as the case may be, except that, subject to applicable Law, (a) any covenant or agreement of the parties that by its terms contemplates performance after the Settlement Date or that by its terms contemplates performance after termination of this Agreement, including Section 2.06(g), Section 10.02, this Section 10.03, Section 10.04, Section 10.05 and Article 11, shall survive, subject to the terms and conditions thereof, (b) the representations and warranties in Sections 3.13 and 4.08 shall survive and (c) the Confidentiality Agreement shall survive the termination of this Agreement pursuant to Section 10.01 (it being understood that nothing in the Confidentiality Agreement shall limit (i) ABI or its Affiliates from making disclosures to rating agencies at any time and (ii) ABI’s obligations thereunder shall terminate as of the Settlement Date).

Section 10.04 Termination Fee.

(a) Subject to Section 7.02(f), in the event that (i) this Agreement is terminated by ABI or the Company pursuant to Section 10.01(b) or Section 10.01(c) (in the case of Section 10.01(c), as a result of any law, regulation, judgment, injunction, order or decree based on or arising under any Antitrust Law (other than any Antitrust Law under the Laws of Mexico)) and (ii) as of the date of termination, (A) any of the conditions set forth in Section 8.01(a) (other than in respect of the Required Approval set forth in item 2 of Annex A), Section 8.01(b) or Section 9.01(c) (in the case of Section 8.01(b) or Section 9.01(c), as a result of any injunction, judgment, order, decree, ruling, law, statute, rule, regulation or executive order in each case based on or arising under any Antitrust Law (other than any Antitrust Law under the Laws of Mexico)) has not been satisfied and (B) all other conditions waiveable unilaterally by ABI set forth in Article 8 or, if termination occurs following the Effective Time, Article 9 shall have been satisfied or waived (or, in the case of conditions that by their nature are to be satisfied on the Closing Date, shall be capable of being satisfied on such date if such date were to occur), then ABI Holdings shall, and ABI shall cause ABI Holdings to, pay to the Company, acting solely as agent in accordance with Section 10.04(b) on behalf of (x) if such termination occurs prior to the Effective Time, the holders of Company Series A Shares and Company Series C Non-Voting Shares, or (y) if such termination occurs following the Effective Time, the holders of Company Series C Shares other than ABI or its Affiliates (the holders referenced in clause (x) or (y), as applicable, the “Holders”), to be allocated in each case on a pro rata basis as determined by the Company, a cash termination fee equal to $650,000,000 in the aggregate (the “Termination Fee”).

(b) In the event that the Termination Fee becomes payable pursuant to Section 10.04(a), ABI Holdings shall, and ABI shall cause ABI Holdings to, remit to the Company or the Company’s designee (as directed by the Company), on behalf of the Holders and for distribution by the Company to the Holders, an amount equal to the Termination Fee, less all Antitrust Damages (as defined below) (the “Net Termination Fee”) by wire transfer of immediately available funds within two Business Days of the date of termination of this Agreement. The payment of the Net Termination Fee by ABI Holdings to the Company shall be the sole obligation of ABI Holdings to pay the Termination Fee (and, to the extent of ABI’s obligation to cause ABI Holdings to make such payment, the sole obligation of ABI), it being understood that no shareholder of the Company shall have any recourse or rights against ABI, ABI Sub or ABI Holdings with respect to the Company’s actions as agent on behalf of the Holders or the Company’s obligation to distribute the Net Termination Fee or the Termination Fee to the Holders. Notwithstanding any other provision of this Agreement to the contrary, no portion of the Termination Fee shall become payable while the Company, any of the Holders or Diblo pursues a claim in respect of one or more breaches by ABI, ABI Holdings or ABI Sub of any of their respective covenants or agreements contained in Section 7.02 or any other obligation or provision in this Agreement to the extent such other obligation or provision relates to Antitrust Law matters (an “Antitrust Claim”), until such litigation shall have been finally resolved by a final, non-appealable judgment of a court of competent jurisdiction or mutually satisfactory release with prejudice of any and all claims. The amount of the Termination Fee shall be reduced by an amount equal to the product of (x) the percentage of the total outstanding capital stock of the Company represented by the Company Shares, multiplied by (y) the sum of all amounts paid or payable by ABI, ABI Sub or ABI Holdings in respect of any such Antitrust Claim (including any interest or penalties) (such product, the “Antitrust

Damages”). The Company shall receive and hold the Termination Fee or the Net Termination Fee, as applicable, as agent on behalf of the Holders. Within five Business Days of receipt by the Company or the Company’s designee of the Termination Fee or the Net Termination Fee, the Company shall, or shall cause such designee to, pay the Termination Fee or the Net Termination Fee, as the case may be, on a pro rata basis as determined by the Company, to the Holders of record of Company Series A Shares and Company Series C Non-Voting Shares, or, if the termination of this Agreement occurs following the Effective Time, the Holders of Company Series C Shares other than ABI or its Affiliates, in each case as of the open of business in Mexico City, Mexico on the date of the Company’s public announcement of the termination of this Agreement, it being understood that each such Holder and not the Company shall be responsible for the payment of any applicable taxes in connection with the receipt by such Holder of his or her pro rata allocation of the Termination Fee or the Net Termination Fee.

(c) Notwithstanding any other provision of this Agreement to the contrary, the written acceptance by the Company of the payment by ABI Holdings of the Termination Fee or the Net Termination Fee shall be deemed to be an irrevocable waiver by the Company, on behalf of itself and all of its shareholders, and Diblo of any and all Antitrust Claims against ABI, ABI Sub and ABI Holdings, and shall extinguish any right of the Company, on behalf of itself and its shareholders, and Diblo to sue or pursue any such Antitrust Claim against any of ABI, ABI Sub and ABI Holdings, and in such event the Company and Diblo shall terminate with prejudice any pending litigation pursuing any such Antitrust Claim commenced prior to accepting the Termination Fee or the Net Termination Fee (it being understood that the failure by the Company to return the Termination Fee or the Net Termination Fee, as applicable, to ABI Holdings within five (5) Business Days of payment to the Company thereof shall be deemed to be a written acceptance of the Termination Fee or the Net Termination Fee, as the case may be, for purposes of this Section 10.04(c)); provided, however, that nothing in this Section 10.04(c) shall limit or affect in any way the ability of the Company to accept the Net Termination Fee and enforce, prior to the payment of the Termination Fee or Net Termination Fee, as the case may be, any judgment obtained against ABI, ABI Holdings or ABI Sub or settlement entered into with ABI, ABI Holdings or ABI Sub following the final resolution of litigation relating to any Antitrust Claim as contemplated in Section 10.04(b).

(d) The parties hereto acknowledge that the Company shall have the sole and exclusive right, on behalf of the Holders, to enforce the obligation of ABI and ABI Holdings to pay the Termination Fee (including the Net Termination Fee) in accordance with the terms of this Agreement through any suit, action or other legal proceeding. In exchange for the right to receive its portion of the Termination Fee or the Net Termination Fee as provided herein, each Holder shall be deemed to have agreed that the Company shall be appointed, authorized and empowered, on behalf of such Holder, to act as sole and exclusive agent and attorney-in-fact, under any and all applicable Laws, with the sole and exclusive right to enforce (whether through any suit, action or proceeding for specific performance or any other remedy at law or in equity) on behalf of such Holder ABI’s or ABI Holdings’ obligation to pay the Termination Fee or the Net Termination Fee, as the case may be, in accordance with the terms of this Agreement (including the right to refrain from enforcing such obligation on behalf of such Holder) and to take any and all actions that may be necessary or desirable, as determined by the Company in its sole discretion, in connection therewith, and each such Holder shall be deemed to have waived any right to enforce such obligation with respect to the Termination Fee or the Net Termination Fee, as the case may be, individually. Without prejudice to the Company’s right to obtain an injunction or specific performance of this Agreement or any other remedy to which it is entitled at law or in equity, the parties hereto acknowledge and agree that in the event that any suit, action or other proceeding is brought by the Company alleging any Antitrust Claim, the amount of the Termination Fee, to the extent already paid to the shareholders pursuant to this Section 10.04, shall be credited against any Antitrust Damages that the shareholders of the Company may be entitled to receive.

(e) The parties acknowledge and agree that the agreements contained in this Section 10.04 are an integral part of this Agreement and the transactions contemplated hereby and that, without these agreements, the Company would not have entered into this Agreement; accordingly, if ABI or ABI Holdings fails promptly to pay the Termination Fee or the Net Termination Fee when due pursuant to and in accordance with this Section 10.04 and, in order to obtain such payment, the Company commences a suit, action or other proceeding that results in a judgment against ABI or ABI Holdings directing it to pay such Termination Fee or Net Termination Fee, or if payment of any portion of the Termination Fee is deferred pursuant to Section 10.04(b) while litigation is ongoing, ABI and ABI Holdings, as applicable, shall pay to the Company the amount of the Termination Fee together with interest on the amount of the Termination Fee from the date such payment was required to be made until the date of receipt of payment by the Company at LIBOR in effect on the date such payment was required to be made. In no event shall the Termination Fee referred to in this Section 10.04 be paid (i) on more than one occasion or (ii) following an exercise by the Company of its call option held in relation to Crown JV set forth Section 12.8 or 12.9 of the Crown JV Agreement (x) in violation of Section 5.01(g) or Section 5.01(h) or (y) if such exercise shall have materially contributed to the failure to obtain the Required Approval set forth in item 2 of Annex A. ABI and ABI Holdings’ obligation to pay the Termination Fee shall survive the termination of this Agreement, subject to the terms and conditions hereof.

Section 10.05 Limitation on Claims and Damages. (a) Notwithstanding anything to the contrary herein, the parties hereto shall not be liable for monetary damages for breach of, or failure to comply with, any of their obligations under Section 7.02 of this Agreement, or any other obligation or provision in this Agreement to the extent such other obligation or provision relates to Antitrust Law matters, whether such claim is brought prior to or following termination of this Agreement, except to the extent that a court of competent jurisdiction has determined in a final and non-appealable judgment that there has been a willful and material breach by such party of or willful and material failure by such party to comply with its obligations under Section 7.02 of this Agreement or such other obligation or provision. In the event that a court of competent jurisdiction has determined in a final and non-appealable judgment that there has been a willful and material breach by ABI, ABI Holdings or ABI Sub of or willful and material failure by ABI, ABI Holdings or ABI Sub to comply with its obligations under Section 7.02 of this Agreement or such other obligation or provision, the parties acknowledge and agree that the damages resulting from any such breach or failure to comply shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven claims for damages based on loss of the economic benefits of the transaction to the Company’s stockholders, which shall be deemed in such event to be damages of the Company.

(b) Notwithstanding anything to the contrary herein, and subject to the provisions of Section 10.02, neither of the Company or Diblo shall be liable for any amount of damages for inaccuracy or breach of, or failure to comply with, any of their representations and warranties contained in Section 3.10(b) or their obligations under Section 5.01(e) of this Agreement to the extent such damages would exceed in the aggregate the amount by which any dividends paid to the shareholders of the Company in accordance with Section 5.01(d) were increased as a result of such breach or failure to comply, together with interest thereon at LIBOR from the date such dividend was declared, whether such claim is brought prior to or following termination of this Agreement.

Section 10.06 Certain Expenses. In the event of a breach by ABI of Section 6.07 of this Agreement and a failure of the Merger Resolutions to be adopted, ABI agrees that it will reimburse the Company for all of the Transaction Expenses. “Transaction Expenses” shall mean all reasonable, documented, out-of-pocket fees and expenses of the Company, including without limitation, reasonable fees and expenses of its legal counsel, accountants, and other consultants and advisors incurred in connection with the evaluation, structuring, preparation and negotiation of documents and due diligence relating to this Agreement and the transactions contemplated thereby.

ARTICLE 11

MISCELLANEOUS

Section 11.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to ABI, ABI Holdings or ABI Sub, to:

c/o Anheuser-Busch InBev

Brouwerijplein 1

Leuven 3000

Belgium

Fax: +3216506699

Attention: Chief Legal Officer & Corporate Secretary

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

Fax: (212) 735-2000

Attention: Paul T. Schnell, Esq.

                 Thomas W. Greenberg, Esq.

if to the Company or Diblo, to:

Javier Barros Sierra 555, Piso 6

Col. Zedec Santa Fe,

01210 Mexico D.F

Fax: + (52.55) 2266-0000

Attention: General Counsel

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

CityPoint

One Ropemaker Street

London EC2Y 9HR, United Kingdom

Fax: +44 (207) 860-1150

Attention: David Mercado, Esq.

or such other address or facsimile number as any party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 11.02 Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of the parties hereto or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 11.03 Expenses. Except as set forth in Section 10.04 and as otherwise expressly provided herein, all costs and expenses, including taxes (direct and indirect), incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense; provided that the fees and expenses incurred by the Company or its Subsidiaries for its Representatives in connection with this Agreement and the transactions contemplated hereby shall in no event exceed $60 million in the aggregate. None of the Company, ABI or ABI Sub shall bear any cost or expenses of any shareholders of the Company.

Section 11.04 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that each of ABI, ABI Holdings and ABI Sub may transfer or assign, in whole or from time to time in part, to one or more of their Subsidiaries, any of its rights hereunder, including the right to purchase all or a portion of the Company Shares pursuant to the Offer, but no such transfer or assignment will relieve ABI of its obligations under this Agreement or prejudice the rights of tendering shareholders to receive payment for Company Shares validly tendered and accepted for payment pursuant to the Offer.

Section 11.05 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, UNITED STATES OF AMERICA WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 11.06 Jurisdiction; Agent for Service of Process. The parties hereto irrevocably agree that any suit, action or proceeding brought by any party seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties hereto also irrevocably agree that each may bring counterclaims in any suit, action or proceeding brought against it seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. The Company, Diblo, ABI, ABI Holdings and ABI Sub shall, as promptly as reasonably practicable but in any event prior to September 30, 2012, irrevocably appoint CT Corporation as agent for service of process, to receive on behalf of such party service of copies of the summons and complaint and any other process which may be served in any action or proceeding arising out of or in connection with this Agreement or the transactions contemplated hereby in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

Section 11.07 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.08 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed and delivered or released by all of the other parties hereto.

Section 11.09 Benefit. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than (a) the parties hereto and their respective successors and assigns and (b) the parties contemplated in Section 6.04 (solely with respect to such section).

Section 11.10 Entire Agreement. This Agreement, including the Exhibits, Annexes and disclosure schedule related hereto, the Confidentiality Agreement, the DIFA Merger Agreement, the EXT Agreement, the Gondi Supply Agreement, the Covenant Agreements, the Continuing Covenants Letter Agreement, the Charter Documents of the Company and any other agreements entered into between the parties on the date hereof, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. Subject to applicable Law, in the event of a conflict between this Agreement and the Merger Agreement, the terms of this Agreement shall control.

Section 11.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any of the parties hereto. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to injunctive relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity in accordance with the terms set forth in this Agreement. The parties hereto further agree that each party shall waive any requirement that any other party post any bond, guaranty or other surety in order to obtain any such injunction or specific performance.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ANHEUSER-BUSCH INBEV SA/NV

By:	/s/ Felipe Dutra
Name: Felipe Dutra
Title: Chief Financial Officer

ANHEUSER-BUSCH INBEV SA/NV

By:	/s/ Sabine Chalmers
Name: Sabine Chalmers
Title: Chief Legal and Corporate
Affairs Officer

ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.

By:	/s/ Felipe Dutra
Name: Felipe Dutra
Title: Authorized Signatory

ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.

By:	/s/ Sabine Chalmers
Name: Sabine Chalmers
Title: Authorized Signatory

ANHEUSER-BUSCH MÉXICO HOLDING, S. DE R.L. DE C.V.

By:	/s/ Felipe Dutra
Name: Felipe Dutra
Title: Authorized Signatory

ANHEUSER-BUSCH MÉXICO HOLDING, S. DE R.L. DE C.V.

By:	/s/ Sabine Chalmers
Name: Sabine Chalmers
Title: Authorized Signatory

GRUPO MODELO, S.A.B. DE C.V.

By:	/s/ Carlos Fernandez Gonzalez
Name: Carlos Fernandez Gonzalez
Title: Attorney-in-fact

DIBLO, S.A. DE C.V.

By:	/s/ Margarita Hugues Velez
Name: Margarita Hugues Velez
Title: Attorney-in-fact

DIBLO, S.A. DE C.V.

By:	/s/ Emilio Fullaondo Botella
Name: Emilio Fullaondo Botella
Title: Attorney-in-fact

[Signature Page to Transaction Agreement]

ANNEX A TO TRANSACTION AGREEMENT

Required Merger Approvals:

1.	The waiting period (and any extension thereof) applicable to the Merger and the Offer under the HSR Act shall have been terminated or shall have expired.

2.	A no objection letter from the Mexican Federal Competition Commission (Comisión Federal de Competencia) shall have been issued in connection with the Merger and Offer, or the relevant statutory waiting period (and any extension thereof) applicable under the Federal Economic Competition Law (Ley Federal de Competencia Económica) for the parties to be entitled to consummate the Merger and the Offer shall have expired.

3.	(A) Unless waived in writing by ABI, the Canadian Commissioner of Competition appointed under subsection 7(1) of the Competition Act (Canada) (the “Canadian Competition Act”), or the designee thereof (the “Commissioner”), shall have, with respect to the Merger and the Offer, issued (i) an advance ruling certificate under subsection 102(1) of the Canadian Competition Act (an “ARC”) or (ii) written confirmation to ABI that the Commissioner does not intend to, at such time, make an application before the Canadian Competition Tribunal under section 92 of the Canadian Competition Act, and (B) if the Merger or the Offer is subject to notification under Part IX of the Canadian Competition Act, either (i) the Commissioner shall have issued an ARC with respect to the Merger and Offer or (ii) the applicable waiting period under subsection 123 of the Canadian Competition Act shall have expired or been terminated or the obligation to submit a notification with respect to the Merger and/or Offer shall have been waived pursuant to paragraph 113(c) of the Canadian Competition Act.

4.	The Merger and the acquisition of Company Series C Shares by ABI pursuant to the Offer shall have been approved by the CNIE.

5.	The CNBV shall have approved the update of the shares of the Company registered at the RNV.

6.	The CNBV shall have approved the folleto informativo or prospectus to be used for the Offer and granted approval for the commencement of the Offer.

Should the CNBV officially, pursuant to a written communication, indicate that any approval in Item 5 or Item 6 above cannot be applied for or issued until or after the Effective Time, then for purposes of Section 8.01(a) of the Agreement, the Required Approvals shall not include any such approval, provided, however, that obtaining any such approval shall become a condition to the obligation to commence of the Offer.

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